SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(X) **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

( ) **TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to ______.

Commission File Number: 01-14010

C. Full title of the plan and the address of the plan, if different from that of the issuer name below:

Waters Employee Investment Plan

D. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Waters Employee Investment Plan

Date: June 25, 2002

By: ____________________
John Ornell
Employee Benefits Administration Committee

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WATERS EMPLOYEE INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE TO ACCOMPANY 2001 FORM 5500 ANNUAL REPORT OF EMPLOYEE BENEFIT PLAN UNDER ERISA

as of December 31, 2001 and 2000
and for the year ended December 31, 2001

WATERS EMPLOYEE INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

as of December 31, 2001 and 2000
and for the year ended December 31, 2001

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Participants and Administrator of
The Waters Employee Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Waters Employee Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 24, 2002

WATERS EMPLOYEE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2001 and December 31, 2000

	December 31, 2001		December 31, 2000	
Assets:				
Investments, at fair value (Note B):				
Waters Corporation Stock Fund	$ 31,705,342	*	$ 37,124,011	*
Fidelity Puritan Fund	18,944,589	*	18,903,119	*
Fidelity Magellan Fund	31,560,075	*	38,431,340	*
Fidelity Growth Company Fund	10,005,109	*	14,447,372	*
Fidelity Growth & Income Portfolio	11,359,351	*	13,502,186	*
Fidelity Intermediate Bond Fund	6,472,604		5,239,478	
Fidelity Low-Priced Stock Fund	6,304,684		3,175,928	
Fidelity Diversified International Fund	9,863,503	*	13,615,944	*
AIM Constellation Fund A	13,353,088	*	19,791,947	*
Fidelity U.S. Bond Index Fund	3,089,319		3,834,943	
Spartan U.S. Equity Index Fund	2,037,446		4,323,422	
Templeton Developing Markets Trust A	184,984		173,194	
Self-Directed Brokerage Link Fund:				
Common stock	5,700,219		8,113,083	
Mutual funds	2,405,664		2,433,334	
Other investments	219,640		200,193	
Cash and cash equivalents	1,591,670		2,086,150	
Fidelity Retirement Government Money Market Portfolio	19,422,649	*	20,563,568	*
Participant loans receivable	4,306,670		4,623,401	
Total investments	178,526,606		210,582,613	
Receivables:				
Employer's contributions	54,625		38,562	
Employees' contributions	186,180		130,021	
Net assets available for benefits	$ 178,767,411		$ 210,751,196	

* Investment exceeds 5% of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

WATERS EMPLOYEE INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2001

Investment income (loss):	
Net depreciation in fair value of investments (Note C)	$ (39,871,293)
Interest income	1,327,005
Dividend income	2,603,732
	(35,940,556)
Contributions:	
Employer's contributions	2,401,917
Employees' contributions	7,585,291
Rollovers	870,365
	10,857,573
Total additions (deductions)	(25,082,983)
Benefit payments to beneficiaries and participants	6,850,009
Administrative expenses	50,793
Total deductions	6,900,802
Net decrease	(31,983,785)
Net assets available for benefits:	
Beginning of year	210,751,196
End of year	$ 178,767,411

The accompany notes are an integral part of the financial statements.

A. Description of Plan

General

The following description of the Waters Employee Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

The Plan, effective August 19, 1994, was created to provide an opportunity for eligible employees of Waters Technologies Corporation ("Waters" or the "Company"), Waters Operating Corporation, and any eligible, legally affiliated company ("Waters Company") to provide for their future financial security through participation in a systematic savings program to which each participating employer (the "Employer" or "Employers") also contributes. The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates who work in the United States. The Plan is designed to take advantage of provisions of the Internal Revenue Code of 1986, as amended (the "IRC"), which allow a participant to elect to reduce taxable compensation (subject to certain limitations), with the amount of such reduction being contributed to the Plan by the Employer on behalf of the electing participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility for Participation

Employees are eligible to participate in the Plan thirty days following their date of hire. The Employer does not begin to match employee contributions until the employees have completed one year of service.

Contributions

Participants may elect to voluntarily contribute to the Plan from 1% to 20% of their annual compensation up to $10,500 on a before-tax basis. In 2002, the maximum contribution percentage increased from 20% to 30%.

For contribution purposes, compensation includes salary, lump sum cash payments of merit pay increases, commissions, overtime pay, shift differentials, short-term disability pay, unused vacation pay, bonuses paid under the Performance Bonus Plan, and management incentive bonuses or certain other designated incentive plans. The Employer will match 50% of the first 6% of compensation contributed by the participant upon completion of a one-year service requirement. The employer matching contribution follows the investment elections selected by the participant for employee contributions. Contributions and compensation considered for matching contribution purposes are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and the Employer matching contributions and an allocation of Plan earnings and is charged with an allocation of administrative expenses to the extent that they are paid by the Plan. Allocations of earnings and expenses are based on the participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

Vesting

Participants are fully vested in their contributions plus actual earnings thereon, as well as Employer matching contributions, at all times.

Rollover Election

Employees may make an eligible rollover contribution to the Plan at any time, even if they are not yet eligible to participate in the Plan.

Employees may irrevocably elect to rollover all or any portion of a distribution from the Waters Employee Investment Plan to the Waters Retirement Plan following termination (other than for death or disability).

Investments

The Plan has fourteen total investment options to which participants may direct their contributions. Each investment option offers a different level of risk and expected rate of return. Current investment options available to Plan participants include the following:

Waters Corporation Stock Fund ("Stock Fund") - Provides the benefits of being invested in company stock while also providing a short-term cash component for daily trading. Fidelity's Money Market Class I is used as a temporary investment for funds in the Stock Fund that have not been used to purchase shares of common stock.

Fidelity Puritan Fund - Seeks high income with preservation of capital by investing in a broadly diversified portfolio of securities. Also considers the potential for growth of capital.

Fidelity Magellan Fund - Seeks to increase value over the long term by investing mainly in equity securities of companies with growth potential.

Fidelity Growth Company Fund - Seeks to increase value over the long term by investing mainly in equity securities of companies with growth potential.

Fidelity Growth and Income Portfolio - Seeks high total return through a combination of current income and capital appreciation by investing mainly in equity securities.

Fidelity Intermediate Bond Fund - Seeks high current income by investing normally in investment-grade debt securities while maintaining an average maturity of three to ten years.

Fidelity Low-Priced Stock Fund - Seeks to increase value over the long term by investing mainly in low-priced stocks.

Fidelity Diversified International Fund - Seeks to increase value over the long term by investing in securities around the world.

AIM Constellation Fund A - Seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

Spartan U.S. Equity Index Fund - Seeks investment results that try to duplicate the composition and total return of the S&P 500.

Fidelity U.S. Bond Index Fund - Seeks investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. Invests in investment grade of medium to high quality or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

Templeton Developing Markets Trust A - Seeks to increase value over the long term through capital growth by investing primarily in common stocks of companies in emerging or developing international markets. Focuses on countries in which it believes the economies are developing strongly. Involves greater risks and may offer greater potential returns than U.S. investments.

Self-Directed Brokerage Link Fund - Allows participants to invest in a wide variety of stocks, bonds, certificates of deposit, and both Fidelity and non-Fidelity mutual funds. Risk and return characteristics vary, depending on the investment choices of the participant.

Fidelity Retirement Government Money Market Portfolio - Seeks to preserve investments, maintain a stable price and provide current income by investing in high-quality, short-term money market securities in which the U.S. government or its agencies guarantee timely payments of principal and interest.

Administration

Fidelity Management Trust Company ("Fidelity") is the trustee for the Plan and Fidelity Institutional Retirement Services Company is the investment manager, custodian, and recordkeeper for the Plan.

Benefits

Benefits are paid in one lump sum upon death, disability, retirement, or termination. Participants who are actively employed and have attained the age of 59-1/2 may withdraw all or any portion of their account balance for any reason. The Plan also provides for certain hardship withdrawals upon approval by the Plan administrator.

Loans

Participants in the Plan may borrow from their account balance. A participant may borrow an amount greater than or equal to $1,000 but not to exceed the lesser of (a) $50,000 minus the largest outstanding loan balance in the 12 months preceding the loan request or (b) 50% of the total account balance minus current outstanding loan balances.

Principal is repaid through payroll deductions for a period up to five years, except for loans made in purchasing or constructing a principal residence for which the repayment term may be up to 20 years. The loans bear interest at a fixed rate equal to the prime rate on the first business day of the calendar quarter in which the loan is funded and are collateralized by the participants' account balances. During 2001, interest rates on outstanding loans ranged from 6% to 10%.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. Benefits payable at year end are not accrued for as they are considered to be a component of net assets available for benefits.

Investment Valuation

Investments in mutual funds are stated at fair market value based on quoted market prices, which represents the net asset value of shares held by the Plan at year end, as reported by the Plan's trustee, Fidelity.

Investments in the Stock Fund are stated at fair market value based on the quoted market price on the last business day of the year and the fair market value of short-term liquid investments necessary to satisfy the fund's cash needs for transfers and payments, as reported by Fidelity.

Other investment securities are stated at fair market value based on their quoted market prices on the last business day of the year, as reported by Fidelity.

Participant loans are valued at cost, which approximates fair market value.

Investment Transactions and Investment Income

Investment transactions are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Contributions

Employer and employee contributions are recorded in the period in which payroll deductions are made from the employee's compensation.

Benefit Payments

Benefit distributions are recorded when paid.

Use of Estimates

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

C. Net Depreciation in Fair Value

	December 31, 2001
Waters Corporation Stock Fund	$(19,159,369)
Mutual Funds	(17,188,045)
Self-Directed Brokerage Link Fund	(3,523,879)
Net depreciation in fair value of investments	$(39,871,293)

D. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Fidelity for administrative services amounted to $50,793 for the year ended December 31, 2001. Transactions with respect to participant loans and the Stock Fund also qualify as party-in-interest transactions.

During the year ended December 31, 2001, the Plan purchased units in the Stock Fund in the amount of $23,283,737, sold units in the Stock Fund in the amount of $9,590,157, and had net depreciation of $19,159,369 and interest income of $47,120 in the Stock Fund. The total value of the Plan's investment in the Stock Fund was $31,705,342 and $37,124,011 at December 31, 2001 and 2000, respectively.

E. Plan Amendment and Termination

The Company expects to continue the Plan indefinitely; however, it has the right to modify, amend or terminate the Plan at any time subject to the provisions of the IRC and ERISA. No such modification or amendment, however, shall have the effect of retroactively changing or depriving participants or beneficiaries of rights already accrued under the Plan. If the Plan is terminated, participants will remain 100% vested in their account balances.

F. Reconciliation of Financial Statements to Form 5500

There are no reconciling items at December 31, 2001 and December 31, 2000.

G. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in accordance with all applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

WATERS EMPLOYEE INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

Shares	Description	Current Value
264,794.21	* Waters Corporation Stock Fund	$ 31,705,342
1,072,132.92	* Fidelity Puritan Fund	18,944,589
302,821.67	* Fidelity Magellan Fund	31,560,075
187,995.28	* Fidelity Growth Company Fund	10,005,109
303,888.48	* Fidelity Growth & Income Portfolio	11,359,351
627,190.36	* Fidelity Intermediate Bond Fund	6,472,604
229,930.12	* Fidelity Low-Priced Stock Fund	6,304,684
516,955.09	* Fidelity Diversified International Fund	9,863,503
604,212.14	AIM Constellation Fund A	13,353,088
286,048.09	* Fidelity U.S. Bond Index Fund	3,089,319
50,134.02	Spartan U.S. Equity Index Fund	2,037,446
18,723.04	Templeton Developing Markets Trust A	184,984
N/A	Self-Directed Brokerage Link Fund**	9,917,193
19,422,649.72	* Fidelity Retirement Government Money Market Portfolio	19,422,649
N/A	* Participant loans, with interest rates ranging from 6% to 10%.	4,306,670
		$ 178,526,606

* Party-in-interest.

** See the attached report entitled "December 31, 2001 Self-Directed Brokerage Accounts" for the schedule of assets held by the Self-Directed Brokerage Link Fund at December 31, 2001.

WATERS EMPLOYEE INVESTMENT PLAN

December 31, 2001 Self Directed Brokerage Accounts

		FBSI			M&I									
CUSIP	Name	Shares	Price	Mkt Value	Shares	Price	Mkt Value	Share Difference	Price Diff	MV Diff	Explanation	Zero Priced Securities	Rounding Errors	Share Difference
001055102	AFLAC INC COM	100.000	24.56	2456.00	100.000	24.56	2456.00	0.00	0.00	0.00		0.00	0.00	0.00
00184A105	AOL TIME WARNER INC	3130.000	32.10	100473.00	3130.000	32.10	100473.00	0.00	0.00	0.00		0.00	0.00	0.00
001957109	AT&T CORP COM	725.000	18.14	13151.50	725.000	18.14	13151.50	0.00	0.00	0.00		0.00	0.00	0.00
00209A106	AT & T WIRELESSCOM	232.000	14.37	3333.84	232.000	14.37	3333.84	0.00	0.00	0.00		0.00	0.00	0.00
00429P107	ACCELERATED NETWORKS INC	1000.000	0.40	400.00	1000.000	0.40	400.00	0.00	0.00	0.00		0.00	0.00	0.00
00650M104	ADAPTIVE BROADBAND CORP	500.000	0.00	2.00	500.000	0.00	2.00	0.00	0.00	0.00		0.00	0.00	0.00
00651F108	ADAPTEC INC COM	135.000	14.50	1957.50	135.000	14.50	1957.50	0.00	0.00	0.00		0.00	0.00	0.00
00724F101	ADOBE SYS INC COM	100.000	31.05	3105.00	100.000	31.05	3105.00	0.00	0.00	0.00		0.00	0.00	0.00
00754A105	ADVANCED FIBRE COMM INC	18.000	17.67	318.06	18.000	17.67	318.06	0.00	0.00	0.00		0.00	0.00	0.00
00754E107	ADVANCED PHOTONIX INC	3300.000	0.77	2541.00	3300.000	0.77	2541.00	0.00	0.00	0.00		0.00	0.00	0.00
00757P109	ADVANCED SYS INTL INC	8300.000	0.05	415.00	8300.000	0.05	415.00	0.00	0.00	0.00		0.00	0.00	0.00
007903107	ADVANCED MICRO DEVICES INC COM	925.000	15.86	14670.50	925.000	15.86	14670.50	0.00	0.00	0.00		0.00	0.00	0.00
00826N101	AFFORDABLE TELECOMMUNICATION	30000.000	0.01	330.00	30000.000	0.01	330.00	0.00	0.00	0.00		0.00	0.00	0.00
00846U101	AGILENT TECHNOLOGIES INC	150.000	28.51	4276.50	150.000	28.51	4276.50	0.00	0.00	0.00		0.00	0.00	0.00
00846U9AG	AGILENT TECH JAN 80 CALLS	3.000	0.10	30.00	3.000	0.10	30.00	0.00	0.00	0.00		0.00	0.00	0.00
008474108	AGNICO EAGLE MINES LTD COM	1000.000	9.87	9870.00	1000.000	9.87	9870.00	0.00	0.00	0.00		0.00	0.00	0.00
00971T101	AKAMAI TECHNOLOGIES INC	850.000	5.94	5049.00	850.000	5.94	5049.00	0.00	0.00	0.00		0.00	0.00	0.00
01642T108	ALKERMES INC COM	100.000	26.36	2636.00	100.000	26.36	2636.00	0.00	0.00	0.00		0.00	0.00	0.00
01747Q207	ALLEGIANT CAP TR I	490.000	10.50	5145.00	490.000	10.50	5145.00	0.00	0.00	0.00		0.00	0.00	0.00
018091108	ALLEN TELECOM INCCOM	200.000	8.50	1700.00	200.000	8.50	1700.00	0.00	0.00	0.00		0.00	0.00	0.00
021441100	ALTERA CORP COM	310.000	21.22	6578.20	310.000	21.22	6578.20	0.00	0.00	0.00		0.00	0.00	0.00
02364S9AF	AOL TIME WARNER INC JAN 30	40.000	10.30	41200.00	40.000	10.30	41200.00	0.00	0.00	0.00		0.00	0.00	0.00
02520E106	AMERICAN COMMUNICATIONS ENTE	200000.000	0.02	3000.00	200000.000	0.02	3000.00	0.00	0.00	0.00		0.00	0.00	0.00
02686W106	AMERICAN INTERACTV MEDIA INC	100000.000	0.01	1000.00	100000.000	0.01	1000.00	0.00	0.00	0.00		0.00	0.00	0.00
029429107	AMERICAN SCIENCE & ENGR	200.000	20.25	4050.00	200.000	20.25	4050.00	0.00	0.00	0.00		0.00	0.00	0.00
030111108	AMERICAN SUPERCONDUCTOR CORP	2900.000	12.26	35554.00	2900.000	12.26	35554.00	0.00	0.00	0.00		0.00	0.00	0.00
03060R101	AMERICREDIT CORP COM	220.000	31.55	6941.00	220.000	31.55	6941.00	0.00	0.00	0.00		0.00	0.00	0.00
031162100	AMGEN INC COM	486.000	56.44	27429.84	486.000	56.44	27429.84	0.00	0.00	0.00		0.00	0.00	0.00
031909203	AMRESCO INC	35.000	0.01	0.28	35.000	0.01	0.28	0.00	0.00	0.00		0.00	0.00	0.00
032654105	ANALOG DEVICES INC COM	1000.000	44.39	44390.00	1000.000	44.39	44390.00	0.00	0.00	0.00		0.00	0.00	0.00
033501107	ANDERSEN GROUP INC	300.000	12.50	3750.00	300.000	12.50	3750.00	0.00	0.00	0.00		0.00	0.00	0.00
034553107	ANDRX CORP DEL	675.000	70.41	47526.75	675.000	70.41	47526.75	0.00	0.00	0.00		0.00	0.00	0.00
035229103	ANHEUSER BUSCH COS INC COM	696.000	45.21	31466.16	696.000	45.21	31466.16	0.00	0.00	0.00		0.00	0.00	0.00
035710409	ANNALY MTG MGMT INC	2321.000	16.00	37136.00	2321.000	16.00	37136.00	0.00	0.00	0.00		0.00	0.00	0.00
037833100	APPLE COMPUTER INC COM	2263.000	21.90	49559.70	2263.000	21.90	49559.70	0.00	0.00	0.00		0.00	0.00	0.00
038020103	APPLERA CORP COM APPLIED BIOSYSTEMS	1360.000	39.27	53407.20	1360.000	39.27	53407.20	0.00	0.00	0.00		0.00	0.00	0.00
038020202	APPLERA ERA GENOMICS	585.000	26.69	15613.65	585.000	26.69	15613.65	0.00	0.00	0.00		0.00	0.00	0.00
038196101	APPLIED EXTRUSION TECHN INC	200.000	7.12	1424.00	200.000	7.12	1424.00	0.00	0.00	0.00		0.00	0.00	0.00
038222105	APPLIED MATERIALS INC	400.000	40.10	16040.00	400.000	40.10	16040.00	0.00	0.00	0.00		0.00	0.00	0.00
03822W109	APPLIED MICRO CIRCUITS CORP	2000.000	11.32	22640.00	2000.000	11.32	22640.00	0.00	0.00	0.00		0.00	0.00	0.00
03838F207	AQUA VIE BEVERAGE CORP	75000.000	0.02	1650.00	75000.000	0.02	1650.00	0.00	0.00	0.00		0.00	0.00	0.00
04033A100	ARIAD PHARMACEUTICALS INC	250.000	5.33	1332.50	250.000	5.33	1332.50	0.00	0.00	0.00		0.00	0.00	0.00
04033V104	ARIBA INCCOM	460.000	6.16	2833.60	460.000	6.16	2833.60	0.00	0.00	0.00		0.00	0.00	0.00
04314H204	ARTISAN INTL FUND	805.477	18.36	14788.55	805.477	18.36	14788.56	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
04314H303	ARTISAN FDS INC	824.742	25.79	21270.09	824.742	25.79	21270.10	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
04518A104	ASIAINFO HLDGS INC	10.000	17.42	174.20	10.000	17.42	174.20	0.00	0.00	0.00		0.00	0.00	0.00
04523Q102	ASPECT COMMUNICATIONS INC	75.000	3.88	291.00	75.000	3.88	291.00	0.00	0.00	0.00		0.00	0.00	0.00
045919107	AT HOME CORP SER A	330.000	0.01	1.65	330.000	0.01	1.65	0.00	0.00	0.00		0.00	0.00	0.00
049513104	ATMEL CORP COM	108.000	7.37	795.96	108.000	7.37	795.96	0.00	0.00	0.00		0.00	0.00	0.00
052776101	AUTOIMMUNE INCCOM	1000.000	1.28	1280.00	1000.000	1.28	1280.00	0.00	0.00	0.00		0.00	0.00	0.00
053499109	AVAYA INCCOM	65.000	12.15	789.75	65.000	12.15	789.75	0.00	0.00	0.00		0.00	0.00	0.00
05367L109	AVICI SYS INC	5000.000	2.91	14550.00	5000.000	2.91	14550.00	0.00	0.00	0.00		0.00	0.00	0.00
054303102	AVON PRODS INC COM	100.000	46.50	4650.00	100.000	46.50	4650.00	0.00	0.00	0.00		0.00	0.00	0.00
05538P104	BEI TECHNOLOGIES INC	125.000	17.44	2180.00	125.000	17.44	2180.00	0.00	0.00	0.00		0.00	0.00	0.00
055921100	BMC SOFTWARE INC	100.000	16.37	1637.00	100.000	16.37	1637.00	0.00	0.00	0.00		0.00	0.00	0.00
055950109	BMJ MED MGMT INCCOM	8000.000	0.00	16.00	8000.000	0.00	16.00	0.00	0.00	0.00		0.00	0.00	0.00

WATERS EMPLOYEE INVESTMENT PLAN

December 31, 2001 Self Directed Brokerage Accounts

		FBSI			M&I									
CUSIP	Name	Shares	Price	Mkt Value	Shares	Price	Mkt Value	Share Difference	Price Diff	MV Diff	Explanation	Zero Priced Securities	Rounding Errors	Share Difference
060505104	BANK AMER CORPCOM	223.000	62.95	14037.85	223.000	62.95	14037.85	0.00	0.00	0.00		0.00	0.00	0.00
067091108	BARBEQUES GALORE LTD	2735.000	2.10	5743.50	2735.000	2.10	5743.50	0.00	0.00	0.00		0.00	0.00	0.00
068278308	BARON SMALL CAP FD	2947.224	15.21	44827.27	2947.224	15.21	44827.28	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
068306109	BARR LABS INCCOM	510.000	79.36	40473.60	510.000	79.36	40473.60	0.00	0.00	0.00		0.00	0.00	0.00
068313105	BARRA INCCOM	40.000	47.09	1883.60	40.000	47.09	1883.60	0.00	0.00	0.00		0.00	0.00	0.00
073325102	BEA SYS INCCOM	150.000	15.40	2310.00	150.000	15.40	2310.00	0.00	0.00	0.00		0.00	0.00	0.00
084037407	BERGER HOLDINGS LTD	900.000	4.10	3690.00	900.000	4.10	3690.00	0.00	0.00	0.00		0.00	0.00	0.00
088766100	BICO INC	2000.000	0.03	54.00	2000.000	0.03	54.00	0.00	0.00	0.00		0.00	0.00	0.00
090578105	BIO TECHNOLOGY GEN CORP	2700.000	8.23	22221.00	2700.000	8.23	22221.00	0.00	0.00	0.00		0.00	0.00	0.00
090597105	BIOGEN N V COM	440.000	57.35	25234.00	440.000	57.35	25234.00	0.00	0.00	0.00		0.00	0.00	0.00
09065H105	BIOPURE CORPCL A	635.000	14.21	9023.35	635.000	14.21	9023.35	0.00	0.00	0.00		0.00	0.00	0.00
09067D201	BIOTECH HLDRS TR	200.000	132.00	26400.00	200.000	132.00	26400.00	0.00	0.00	0.00		0.00	0.00	0.00
091797100	BLACK & DECKER CORP COM	100.000	37.73	3773.00	100.000	37.73	3773.00	0.00	0.00	0.00		0.00	0.00	0.00
092113109	BLACK HILLS CORP COM	1000.000	33.84	33840.00	1000.000	33.84	33840.00	0.00	0.00	0.00		0.00	0.00	0.00
100560101	BOSTON BIOMEDICA INC	1850.000	2.92	5403.85	1850.000	2.92	5403.85	0.00	0.00	0.00		0.00	0.00	0.00
100578103	BOSTON CHICKEN INC	2200.000	0.02	44.00	2200.000	0.02	44.00	0.00	0.00	0.00		0.00	0.00	0.00
101121101	BOSTON PPTYS INCCOM	55.000	38.00	2090.00	55.000	38.00	2090.00	0.00	0.00	0.00		0.00	0.00	0.00
110122108	BRISTOL MYERS SQUIBB CO COM	190.000	51.00	9690.00	190.000	51.00	9690.00	0.00	0.00	0.00		0.00	0.00	0.00
114580103	BROOKTROUT TECHNOLOGY INC COM	1000.000	6.50	6500.00	1000.000	6.50	6500.00	0.00	0.00	0.00		0.00	0.00	0.00
116795105	BRUKER DALTRONICS INC	800.000	16.35	13080.00	800.000	16.35	13080.00	0.00	0.00	0.00		0.00	0.00	0.00
125750109	CMG INFORMATION SVCS INC	2505.000	1.63	4083.15	2505.000	1.63	4083.15	0.00	0.00	0.00		0.00	0.00	0.00
126419100	CTC COMMUNICATIONS GROUP INC	4860.000	5.15	25029.00	4860.000	5.15	25029.00	0.00	0.00	0.00		0.00	0.00	0.00
126583103	CUNO INCCOM	100.000	30.50	3050.00	100.000	30.50	3050.00	0.00	0.00	0.00		0.00	0.00	0.00
126650100	CVS CORPCOM	1510.000	29.60	44696.00	1510.000	29.60	44696.00	0.00	0.00	0.00		0.00	0.00	0.00
12877Q107	CALDERA INTL INC	10000.000	0.86	8600.00	10000.000	0.86	8600.00	0.00	0.00	0.00		0.00	0.00	0.00
130876105	CALIPER TECHNOLOGIES CORP	300.000	15.61	4683.00	300.000	15.61	4683.00	0.00	0.00	0.00		0.00	0.00	0.00
13566G509	CANADIAN 88 ENERGY CORP	5000.000	1.17	5850.00	5000.000	1.17	5850.00	0.00	0.00	0.00		0.00	0.00	0.00
144500303	CARRIER1 INTL S AADR	4000.000	0.20	800.00	4000.000	0.20	800.00	0.00	0.00	0.00		0.00	0.00	0.00
15114R101	CELL PATHWAYS INC NEW	1600.000	6.96	11136.00	1600.000	6.96	11136.00	0.00	0.00	0.00		0.00	0.00	0.00
151313103	CENDANT CORPCOM	100.000	19.61	1961.00	100.000	19.61	1961.00	0.00	0.00	0.00		0.00	0.00	0.00
156490104	CENTURY BUSINESS SVCS INC	2000.000	2.30	4600.00	2000.000	2.30	4600.00	0.00	0.00	0.00		0.00	0.00	0.00
15670R107	CEPHEIDCOM	60.000	4.20	252.00	60.000	4.20	252.00	0.00	0.00	0.00		0.00	0.00	0.00
156905101	CERAMICS PROCESS SYS CORP	2000.000	0.55	1100.00	2000.000	0.55	1100.00	0.00	0.00	0.00		0.00	0.00	0.00
170040109	CHIRON CORP COM	600.000	43.84	26304.00	600.000	43.84	26304.00	0.00	0.00	0.00		0.00	0.00	0.00
170393102	CHOLESTECH CORP COM	200.000	19.81	3962.00	200.000	19.81	3962.00	0.00	0.00	0.00		0.00	0.00	0.00
17081A103	CHRISTIANA BK & TR CMT-COM	1133.000	15.00	16995.00	1133.000	15.00	16995.00	0.00	0.00	0.00		0.00	0.00	0.00
171046105	CHRISTOPHER & BANKS CORP	710.000	34.25	24317.50	710.000	34.25	24317.50	0.00	0.00	0.00		0.00	0.00	0.00
171779101	CIENA CORPCOM	100.000	14.31	1431.00	100.000	14.31	1431.00	0.00	0.00	0.00		0.00	0.00	0.00
17275R102	CISCO SYS INC COM	5840.000	18.11	105762.40	5840.000	18.11	105762.40	0.00	0.00	0.00		0.00	0.00	0.00
17275U9AB	CISCO SYS INC JAN 10	100.000	10.20	102000.00	100.000	10.20	102000.00	0.00	0.00	0.00		0.00	0.00	0.00
172967101	CITIGROUP INCCOM	383.000	50.48	19333.84	383.000	50.48	19333.84	0.00	0.00	0.00		0.00	0.00	0.00
184496107	CLEAN HBRS INC COM	2000.000	3.37	6740.00	2000.000	3.37	6740.00	0.00	0.00	0.00		0.00	0.00	0.00
188850101	CLIPPER FD INC COM	183.267	83.53	15308.29	183.267	83.53	15308.29	0.00	0.00	0.00		0.00	0.00	0.00
189054109	CLOROX CO COM	50.000	39.55	1977.50	50.000	39.55	1977.50	0.00	0.00	0.00		0.00	0.00	0.00
191216100	COCA COLA CO COM	100.000	47.15	4715.00	100.000	47.15	4715.00	0.00	0.00	0.00		0.00	0.00	0.00
193921103	COLLATERAL THERAPEUTICS INC	100.000	6.26	626.00	100.000	6.26	626.00	0.00	0.00	0.00		0.00	0.00	0.00
200336105	COMDISCO INC COM	1000.000	0.52	520.00	1000.000	0.52	520.00	0.00	0.00	0.00		0.00	0.00	0.00
200693109	COMMERCE ONE INC DEL	300.000	3.57	1071.00	300.000	3.57	1071.00	0.00	0.00	0.00		0.00	0.00	0.00
204493100	COMPAQ COMPUTER CO NFS IS A SPECIALIST	150.000	9.76	1464.00	150.000	9.76	1464.00	0.00	0.00	0.00		0.00	0.00	0.00
204912109	COMPUTER ASSOC INTL INC COM	50.000	34.49	1724.50	50.000	34.49	1724.50	0.00	0.00	0.00		0.00	0.00	0.00
205638109	COMPUWARE CORP COM	900.000	11.79	10611.00	900.000	11.79	10611.00	0.00	0.00	0.00		0.00	0.00	0.00
208251504	CONOCO INC	1000.000	28.30	28300.00	1000.000	28.30	28300.00	0.00	0.00	0.00		0.00	0.00	0.00
217510106	COPPER MTN NETWORKS INC	700.000	1.69	1183.00	700.000	1.69	1183.00	0.00	0.00	0.00		0.00	0.00	0.00
21868Q109	COREL CORP COM	150.000	1.90	285.00	150.000	1.90	285.00	0.00	0.00	0.00		0.00	0.00	0.00
219350105	CORNING INC COM	1440.000	8.92	12844.80	1440.000	8.92	12844.80	0.00	0.00	0.00		0.00	0.00	0.00
21988G809	CORPORATE BACKED TR CTFS	450.000	24.74	11133.00	450.000	24.74	11133.00	0.00	0.00	0.00		0.00	0.00	0.00

WATERS EMPLOYEE INVESTMENT PLAN

December 31, 2001 Self Directed Brokerage Accounts

CUSIP	Name	FBSI Shares	FBSI Price	FBSI Mkt Value	M&I Shares	M&I Price	M&I Mkt Value	Share Difference	Price Diff	MV Diff	Explanation	Zero Priced Securities	Rounding Errors	Share Difference
221222102	COSINE COMMUNICATIONS INC	350.000	1.55	542.50	350.000	1.55	542.50	0.00	0.00	0.00		0.00	0.00	0.00
224056101	COX TECHNOLOGIES	2500.000	0.38	950.00	2500.000	0.38	950.00	0.00	0.00	0.00		0.00	0.00	0.00
225226208	CRAYFISH CO LTD	100.000	8.40	840.00	100.000	8.40	840.00	0.00	0.00	0.00		0.00	0.00	0.00
22543U101	CREDIT SUISSE WAR PIN JPAN SM	59.202	1.79	105.97	59.202	1.79	105.97	0.00	0.00	0.00		0.00	0.00	0.00
22544B102	CREDIT SUISSE WAR PINCUS GLBAL	17.680	30.09	531.99	17.680	30.09	531.99	0.00	0.00	0.00		0.00	0.00	0.00
22765D100	CROSSROADS SYS INC	800.000	4.49	3592.00	800.000	4.49	3592.00	0.00	0.00	0.00		0.00	0.00	0.00
23243C201	CYBEAR GROUP	48.000	0.33	15.84	48.000	0.33	15.84	0.00	0.00	0.00		0.00	0.00	0.00
23243T105	CYBER-CARE INCCOM	1700.000	0.96	1632.00	1700.000	0.96	1632.00	0.00	0.00	0.00		0.00	0.00	0.00
232560102	CYGNUS INCCOM	5600.000	5.25	29400.00	5600.000	5.25	29400.00	0.00	0.00	0.00		0.00	0.00	0.00
23324Q103	DNAPRINT GENOMICS INC	938900.000	0.05	46006.10	938900.000	0.05	46006.10	0.00	0.00	0.00		0.00	0.00	0.00
23332B106	DSP GROUP INC COM	200.000	23.26	4652.00	200.000	23.26	4652.00	0.00	0.00	0.00		0.00	0.00	0.00
237842109	DATA RACE INC	1000.000	0.08	80.00	1000.000	0.08	80.00	0.00	0.00	0.00		0.00	0.00	0.00
238128102	DATATEC SYS INCCOM	850.000	0.91	773.50	850.000	0.91	773.50	0.00	0.00	0.00		0.00	0.00	0.00
247025109	DELL COMPUTER CORP COM	600.000	27.18	16308.00	600.000	27.18	16308.00	0.00	0.00	0.00		0.00	0.00	0.00
24783N102	DELTATHREE COMCOM	1100.000	0.90	990.00	1100.000	0.90	990.00	0.00	0.00	0.00		0.00	0.00	0.00
251591103	DEVELOPERS DIVERSIFIED RLTY CORP COM	4750.000	19.10	90725.00	4750.000	19.10	90725.00	0.00	0.00	0.00		0.00	0.00	0.00
253855100	DIGITAL LIGHTWAVE INC	500.000	9.38	4690.00	500.000	9.38	4690.00	0.00	0.00	0.00		0.00	0.00	0.00
254687106	WALT DISNEY COMPANY	502.141	20.72	10404.36	502.141	20.72	10404.36	0.00	0.00	0.00		0.00	0.00	0.00
254931108	DIRECT FOCUS INCCOM	325.000	31.20	10140.00	325.000	31.20	10140.00	0.00	0.00	0.00		0.00	0.00	0.00
25848T109	DOT HILL SYSTEMS CORP	1000.000	1.68	1680.00	1000.000	1.68	1680.00	0.00	0.00	0.00		0.00	0.00	0.00
261970107	DREYFUS APPRECIATION FD	198.819	38.02	7559.09	198.819	38.02	7559.10	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
262001522	DREYFUS FNDERS PASSPORT	112.098	9.67	1083.98	112.098	9.67	1083.99	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
26200C304	DREYFUS MIDCAP VALUE FUND	870.525	26.29	22886.10	870.525	26.29	22886.10	0.00	0.00	0.00		0.00	0.00	0.00
262506108	DSL NET INCCOM	2500.000	1.26	3150.00	2500.000	1.26	3150.00	0.00	0.00	0.00		0.00	0.00	0.00
263534109	DU PONT E I DE NEMOURS & CO COM	1050.000	42.51	44635.50	1050.000	42.51	44635.50	0.00	0.00	0.00		0.00	0.00	0.00
268102100	DYNASIL CORP AMERCOM	2000.000	0.65	1300.00	2000.000	0.65	1300.00	0.00	0.00	0.00		0.00	0.00	0.00
268248101	EBT INTL INC	600.000	0.21	126.00	600.000	0.21	126.00	0.00	0.00	0.00		0.00	0.00	0.00
268648102	E M C CORP MASS COM	20055.000	13.44	269539.20	20055.000	13.44	269539.20	0.00	0.00	0.00		0.00	0.00	0.00
26874Q100	ENSCO INTL INCCOM	200.000	24.85	4970.00	200.000	24.85	4970.00	0.00	0.00	0.00		0.00	0.00	0.00
27032B100	EARTHSHELL CONTAINER CORP	1000.000	2.00	2000.00	1000.000	2.00	2000.00	0.00	0.00	0.00		0.00	0.00	0.00
277902847	EATON VANCE WW HLTH SCI B	915.272	11.23	10278.50	915.272	11.23	10278.50	0.00	0.00	0.00		0.00	0.00	0.00
278265103	EATON VANCE NON VTG	60.000	35.55	2133.00	60.000	35.55	2133.00	0.00	0.00	0.00		0.00	0.00	0.00
278642103	EBAY INCCOM	85.000	66.90	5686.50	85.000	66.90	5686.50	0.00	0.00	0.00		0.00	0.00	0.00
278762109	ECHOSTAR COMMUN CORP NEW	200.000	27.47	5494.00	200.000	27.47	5494.00	0.00	0.00	0.00		0.00	0.00	0.00
27889S107	ECONNECTCOM	500.000	0.03	16.50	500.000	0.03	16.50	0.00	0.00	0.00		0.00	0.00	0.00
284560109	ELDERTRUST	15100.000	8.20	123820.00	15100.000	8.20	123820.00	0.00	0.00	0.00		0.00	0.00	0.00
285194106	ELECTRO OPTICAL SYS CORP	5400.000	0.00	0.00	5400.000	0.00	26077.35	0.00	0.00	-26077.35	Zero Priced Securities	(26,077.35)	0.00	0.00
285661104	ELECTRONIC DATA SYS CORP NEW	100.000	68.55	6855.00	100.000	68.55	6855.00	0.00	0.00	0.00		0.00	0.00	0.00
290817105	EMBREX INC COM	200.000	17.90	3580.00	200.000	17.90	3580.00	0.00	0.00	0.00		0.00	0.00	0.00
29274D604	ENERPLUS RES FD	8200.000	15.56	127592.00	8200.000	15.56	127592.00	0.00	0.00	0.00		0.00	0.00	0.00
293561106	ENRON CORP COM	30220.000	0.60	18132.00	30220.000	0.60	18132.00	0.00	0.00	0.00		0.00	0.00	0.00
293637104	ENTERASYS NETWORKS INC	200.000	8.85	1770.00	200.000	8.85	1770.00	0.00	0.00	0.00		0.00	0.00	0.00
293986105	ENVOY COMMUNICATIONS GRP INC	1000.000	1.15	1150.00	1000.000	1.15	1150.00	0.00	0.00	0.00		0.00	0.00	0.00
294348107	EPRESENCE INC	100.000	4.19	419.00	100.000	4.19	419.00	0.00	0.00	0.00		0.00	0.00	0.00
29605M109	ESAFETYWORLD INCCOM	2200.000	0.66	1452.00	2200.000	0.66	1452.00	0.00	0.00	0.00		0.00	0.00	0.00
297862104	ETOYS INCCOM	4700.000	0.01	23.50	4700.000	0.01	23.50	0.00	0.00	0.00		0.00	0.00	0.00
300355104	EVERLAST WORLDWIDE INC	400.000	2.35	940.00	400.000	2.35	940.00	0.00	0.00	0.00		0.00	0.00	0.00
302088109	EXODUS COMMUNICATIONS INC	924.000	0.01	9.24	924.000	0.01	9.24	0.00	0.00	0.00		0.00	0.00	0.00
30226D106	EXTREME NETWORKS INC	144.000	12.90	1857.60	144.000	12.90	1857.60	0.00	0.00	0.00		0.00	0.00	0.00
31359H5J9	FNMA GTD CMO 08.000 24	30000.000	100.47	30142.20	30000.000	100.47	30142.20	0.00	0.00	0.00		0.00	0.00	0.00
31428U748	FEDERATED INTL SML CO CL A	143.678	17.60	2528.73	143.678	17.60	2528.73	0.00	0.00	0.00		0.00	0.00	0.00
315616102	F5 NETWORKS INC	100.000	21.54	2154.00	100.000	21.54	2154.00	0.00	0.00	0.00		0.00	0.00	0.00
31563B109	FIBERCORE INCCOM	50.000	2.40	120.00	50.000	2.40	120.00	0.00	0.00	0.00		0.00	0.00	0.00
315910760	FIDELITY JAPAN SMALL COMPANIES	906.710	6.38	5784.80	906.710	6.38	5784.81	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
315910778	FIDELITY HONG KONG AND CHINA FUND	649.187	13.00	8439.43	649.187	13.00	8439.43	0.00	0.00	0.00		0.00	0.00	0.00
315910885	FIDELITY JAPAN FUND	572.506	9.10	5209.80	572.506	9.10	5209.80	0.00	0.00	0.00		0.00	0.00	0.00

WATERS EMPLOYEE INVESTMENT PLAN

December 31, 2001 Self Directed Brokerage Accounts

		FBSI			M&I									
CUSIP	Name	Shares	Price	Mkt Value	Shares	Price	Mkt Value	Share Difference	Price Diff	MV Diff	Explanation	Zero Priced Securities	Rounding Errors	Share Difference
315912204	FIDY MKT INDEX FD	210.153	78.89	16578.97	210.153	78.89	16578.97	0.00	0.00	0.00		0.00	0.00	0.00
315912402	FID LRG CAP STCK FD	104.548	14.56	1522.21	104.548	14.56	1522.22	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
315912501	FID SMALL CAP STCK FD	1106.784	14.36	15893.41	1106.784	14.36	15893.42	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
316062108	FID CAP & INC FD	5744.369	6.78	38946.82	5744.369	6.78	38946.82	0.00	0.00	0.00		0.00	0.00	0.00
316066109	FID CAP APPR FD	85.474	20.55	1756.49	85.474	20.55	1756.49	0.00	0.00	0.00		0.00	0.00	0.00
316067107	FIDELITY CASH RESERVES	1591689.690	1.00	1591689.69	1591689.690	1.00	1591689.69	0.00	0.00	0.00		0.00	0.00	0.00
316128107	FIDELITY UTILITIES	3010.660	13.49	40613.80	3010.660	13.49	40613.80	0.00	0.00	0.00		0.00	0.00	0.00
316128404	FIDELITY MID-CAP STOCK	3828.936	22.57	86419.08	3828.936	22.57	86419.09	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
316128863	FIDELITY STRUCTURED MID CAP GROWTH	417.396	10.56	4407.70	417.396	10.56	4407.70	0.00	0.00	0.00		0.00	0.00	0.00
316146406	FIDELITY SPARTAN HIGH INCOME FUND	3948.304	8.13	32099.71	3948.304	8.13	32099.71	0.00	0.00	0.00		0.00	0.00	0.00
316153105	FIDELITY FD INC COM	1072.513	28.88	30974.17	1072.513	28.88	30974.18	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
31617F106	FIDELITY FIFTY FUND	115.106	16.12	1855.50	115.106	16.12	1855.51	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
316200104	FIDELITY GROWTH COMPANY FUND	732.636	53.22	38990.88	732.636	53.22	38990.89	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
316200203	FID AGGR GRTH FD	867.295	19.02	16495.95	867.295	19.02	16495.95	0.00	0.00	0.00		0.00	0.00	0.00
316200302	FIDELITY NEW MILLENNIUM	143.121	27.63	3954.43	143.121	27.63	3954.43	0.00	0.00	0.00		0.00	0.00	0.00
316343201	FIDELITY PACIFIC BASIN	415.803	13.85	5758.87	415.803	13.85	5758.87	0.00	0.00	0.00		0.00	0.00	0.00
316345305	FIDELITY LOW PRICED STOCK FUND	998.191	27.42	27370.39	998.191	27.42	27370.40	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
316389105	FIDELITY SECS FD OTC PORTFOLIO	340.910	31.17	10626.16	340.910	31.17	10626.16	0.00	0.00	0.00		0.00	0.00	0.00
316389204	FID GROWTH & INCOME FD	271.360	37.38	10143.43	271.360	37.38	10143.44	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
316389303	FIDELITY BLUE CHIP GROWTH FUND	94.519	42.94	4058.64	94.519	42.94	4058.65	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
316389402	FID DVDND GRTH FD	2947.491	28.33	83502.42	2947.491	28.33	83502.42	0.00	0.00	0.00		0.00	0.00	0.00
316390103	FID SEL ENERGY FD	2114.165	23.33	49323.46	2114.165	23.33	49323.47	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
316390202	FID SEL TECH	1968.073	60.60	119265.22	1968.073	60.60	119265.22	0.00	0.00	0.00		0.00	0.00	0.00
316390301	FID SEL HEALTH CARE FD	644.561	127.26	82026.83	644.561	127.26	82026.83	0.00	0.00	0.00		0.00	0.00	0.00
316390442	FIDELITY SELECT PHARMACEUTICAL	363.636	9.50	3454.54	363.636	9.50	3454.54	0.00	0.00	0.00		0.00	0.00	0.00
316390459	FID SEL WIRELESS PORT	2531.726	5.43	13747.27	2531.726	5.43	13747.27	0.00	0.00	0.00		0.00	0.00	0.00
316390467	FID SEL NETWORK & INFRA	1728.116	2.95	5097.94	1728.116	2.95	5097.94	0.00	0.00	0.00		0.00	0.00	0.00
316390566	FID SEL DVLPNG COMM FD	273.042	18.90	5160.49	273.042	18.90	5160.49	0.00	0.00	0.00		0.00	0.00	0.00
316390723	FID SEL HOME FINANCE	206.688	50.04	10342.66	206.688	50.04	10342.67	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
316390772	FID SEL BIOTECH FUND	2227.716	65.12	145068.86	2227.716	65.12	145068.87	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
316390780	FID SEL AMER GOLD FD	1017.743	14.81	15072.77	1017.743	14.81	15072.77	0.00	0.00	0.00		0.00	0.00	0.00
316390822	FID SEL SOFT & COMP FD	89.903	47.59	4278.48	89.903	47.59	4278.48	0.00	0.00	0.00		0.00	0.00	0.00
316390863	FID SEL ELECTRONICS FD	1696.774	49.27	83600.05	1696.774	49.27	83600.05	0.00	0.00	0.00		0.00	0.00	0.00
316390871	FID SE COMPUTERS FD	493.710	38.03	18775.79	493.710	38.03	18775.79	0.00	0.00	0.00		0.00	0.00	0.00
316448877	FIDELITY EXPORT CO	249.027	16.97	4225.98	249.027	16.97	4225.99	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
316464106	FIDELITY VALUE FUND	47.936	51.51	2469.18	47.936	51.51	2469.18	0.00	0.00	0.00		0.00	0.00	0.00
317709103	FINANTRA CAP INCCOM	18200.000	0.01	145.60	18200.000	0.01	145.60	0.00	0.00	0.00		0.00	0.00	0.00
32008N104	FIRST ECOM COM INC	100.000	0.40	40.00	100.000	0.40	40.00	0.00	0.00	0.00		0.00	0.00	0.00
337941108	FIRSTHND TECH VALUE	1092.268	41.25	45056.05	1092.268	41.25	45056.06	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
337941405	FIRSTHAND TECH INNVTR	2200.704	16.[illegible]	36091.54	2200.704	16.40	36091.55	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
337941504	FIRSTHAND E-COMMERCE	780.535	3.43	2677.23	780.535	3.43	2677.24	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
337941702	FIRSTHAND GLBL TECH FD	1003.650	5.14	5158.76	1003.650	5.14	5158.76	0.00	0.00	0.00		0.00	0.00	0.00
339030108	FLEETBOSTON FINL CORP	53.000	36.50	1934.50	53.000	36.50	1934.50	0.00	0.00	0.00		0.00	0.00	0.00
339099103	FLEETWOOD ENTERPRISES INC COM	300.000	11.33	3399.00	300.000	11.33	3399.00	0.00	0.00	0.00		0.00	0.00	0.00
345370860	FORD MTR CO	100.000	15.72	1572.00	100.000	15.72	1572.00	0.00	0.00	0.00		0.00	0.00	0.00
34537H9AJ	FORD MOTOR CO JAN 50 CALL	1.000	0.05	5.00	1.000	0.05	5.00	0.00	0.00	0.00		0.00	0.00	0.00
349631101	FORTUNE BRANDS INC	100.000	39.59	3959.00	100.000	39.59	3959.00	0.00	0.00	0.00		0.00	0.00	0.00
357378702	FREMONT US MICRO-CAP FUND	116.713	28.29	3301.81	116.713	28.29	3301.81	0.00	0.00	0.00		0.00	0.00	0.00
358497105	FRIENDLY ICE CREAM CORP NEW	2000.000	3.96	7920.00	2000.000	3.96	7920.00	0.00	0.00	0.00		0.00	0.00	0.00
362398109	GABELLI GROWTH FD SH BEN INT	521.980	28.68	14970.38	521.980	28.68	14970.39	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
368709101	GENECOR INTL INC	1000.000	15.96	15960.00	1000.000	15.96	15960.00	0.00	0.00	0.00		0.00	0.00	0.00
369604103	GENERAL ELECTRIC CORP COM	1681.706	40.08	67402.77	1681.706	40.08	67402.78	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
37245M207	GENTA INCCOM NEW	50.000	14.23	711.50	50.000	14.23	711.50	0.00	0.00	0.00		0.00	0.00	0.00
37246C109	GENVEC INCCOM	120.000	4.95	594.00	120.000	4.95	594.00	0.00	0.00	0.00		0.00	0.00	0.00
37248E103	GENUITY INCCL A	900.000	1.58	1422.00	900.000	1.58	1422.00	0.00	0.00	0.00		0.00	0.00	0.00
372917104	GENZYME CORP	100.000	59.86	5986.00	100.000	59.86	5986.00	0.00	0.00	0.00		0.00	0.00	0.00

WATERS EMPLOYEE INVESTMENT PLAN

December 31, 2001 Self Directed Brokerage Accounts

CUSIP	Name	FBSI Shares	FBSI Price	FBSI Mkt Value	M&I Shares	M&I Price	M&I Mkt Value	Shares Difference	Price Diff	MV Diff	Explanation	Zero Priced Securities	Rounding Errors	% Share Difference
372917500	GENZYME CORP	260.000	8.00	2080.00	260.000	8.00	2080.00	0.00	0.00	0.00		0.00	0.00	0.00
374163103	GERON CORPCOM	1000.000	8.70	8700.00	1000.000	8.70	8700.00	0.00	0.00	0.00		0.00	0.00	0.00
376775102	GLAMIS GOLD LTD COM	1000.000	3.61	3610.00	1000.000	3.61	3610.00	0.00	0.00	0.00		0.00	0.00	0.00
37733W105	GLAXO PLC	569.000	49.82	28347.58	569.000	49.82	28347.58	0.00	0.00	0.00		0.00	0.00	0.00
37936X306	GLOBAL TELEMEDIA INTL INC	200.000	0.01	2.20	200.000	0.01	2.20	0.00	0.00	0.00		0.00	0.00	0.00
381317106	GOLDEN WEST FINL CORP DEL COM	100.000	58.85	5885.00	100.000	58.85	5885.00	0.00	0.00	0.00		0.00	0.00	0.00
382388106	GOODRICH B F CO COM	1000.000	26.62	26620.00	1000.000	26.62	26620.00	0.00	0.00	0.00		0.00	0.00	0.00
393154109	GREEN MOUNTAIN PWR CORP COM	200.000	18.65	3730.00	200.000	18.65	3730.00	0.00	0.00	0.00		0.00	0.00	0.00
400518106	GTECH HLDGS CORP COM	405.000	45.29	18342.45	405.000	45.29	18342.45	0.00	0.00	0.00		0.00	0.00	0.00
410293104	HANDSPRING INCCOM	225.000	6.74	1516.50	225.000	6.74	1516.50	0.00	0.00	0.00		0.00	0.00	0.00
411511504	HARBOR CAPITAL APPRECIATION	1540.333	29.23	45023.93	1540.333	29.23	45023.93	0.00	0.00	0.00		0.00	0.00	0.00
412822108	HARLEY DAVIDSON INC COM	300.000	54.31	16293.00	300.000	54.31	16293.00	0.00	0.00	0.00		0.00	0.00	0.00
413838400	HARRIS ASSOC INVT TR	143.082	18.63	2665.61	143.082	18.63	2665.62	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
413838608	HARRIS OAKMARK SEL FD	5940.685	27.24	161824.25	5940.685	27.24	161824.26	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
418056107	HASBRO INC COM	856.696	16.23	13904.17	856.696	16.23	13904.18	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
421924101	HEALTHSOUTH REHABILITATION CORP COM	6000.000	14.82	88920.00	6000.000	14.82	88920.00	0.00	0.00	0.00		0.00	0.00	0.00
427056106	HERCULES INC COM	300.000	10.00	3000.00	300.000	10.00	3000.00	0.00	0.00	0.00		0.00	0.00	0.00
428236103	HEWLETT PACKARD CO COM	252.212	20.54	5180.43	252.212	20.54	5180.43	0.00	0.00	0.00		0.00	0.00	0.00
437076102	HOME DEPOT INC COM	1200.886	51.01	61257.19	1200.886	51.01	61257.19	0.00	0.00	0.00		0.00	0.00	0.00
448947101	IDT CORPCOM	200.000	19.51	3902.00	200.000	19.51	3902.00	0.00	0.00	0.00		0.00	0.00	0.00
448947309	IDT CORPCL B	200.000	16.61	3322.00	200.000	16.61	3322.00	0.00	0.00	0.00		0.00	0.00	0.00
449180108	HYTEK MICROSYSTEMS INC	1500.000	1.90	2850.00	1500.000	1.90	2850.00	0.00	0.00	0.00		0.00	0.00	0.00
449370105	IDEC PHARMACEUTICALS CORP	350.000	68.93	24125.50	350.000	68.93	24125.50	0.00	0.00	0.00		0.00	0.00	0.00
449515303	IFS INTL INCCOM NEW	1000.000	0.11	110.00	1000.000	0.11	110.00	0.00	0.00	0.00		0.00	0.00	0.00
449592104	IGO CORPCOM	8000.000	0.47	3760.00	8000.000	0.47	3760.00	0.00	0.00	0.00		0.00	0.00	0.00
449927102	I-LINK CORP	300.000	0.07	21.00	300.000	0.07	21.00	0.00	0.00	0.00		0.00	0.00	0.00
45070Q300	IVP TECHNOLOGY CORP	1000.000	0.04	37.00	1000.000	0.04	37.00	0.00	0.00	0.00		0.00	0.00	0.00
45103B106	IBIZ TECHNOLOGY CORP	1000.000	0.01	9.00	1000.000	0.01	9.00	0.00	0.00	0.00		0.00	0.00	0.00
452327109	ILLUMINA INCCOM	600.000	11.76	7056.00	600.000	11.76	7056.00	0.00	0.00	0.00		0.00	0.00	0.00
45244D102	IMAGEX COM INCCOM	957.000	0.73	698.61	957.000	0.73	698.61	0.00	0.00	0.00		0.00	0.00	0.00
45244U104	IMAGING TECHNOLOGIES CORP	24500.000	0.03	637.00	24500.000	0.03	637.00	0.00	0.00	0.00		0.00	0.00	0.00
45244W100	IMAGING DIAGNOSTIC SYS INC	1500.000	0.42	622.50	1500.000	0.42	622.50	0.00	0.00	0.00		0.00	0.00	0.00
452528102	IMMUNEX CORP NEW COM	250.000	27.71	6927.50	250.000	27.71	6927.50	0.00	0.00	0.00		0.00	0.00	0.00
452907108	IMMUNOMEDICS INC COM	600.000	20.26	12156.00	600.000	20.26	12156.00	0.00	0.00	0.00		0.00	0.00	0.00
45337C102	INCYTE PHARMACEUTICALS INC	200.000	19.44	3888.00	200.000	19.44	3888.00	0.00	0.00	0.00		0.00	0.00	0.00
456607100	INDYMAC MTG HLDGS INC	3000.000	23.38	70140.00	3000.000	23.38	70140.00	0.00	0.00	0.00		0.00	0.00	0.00
45678T102	INFOSPACE COM INCCOM	470.000	2.05	963.50	470.000	2.05	963.50	0.00	0.00	0.00		0.00	0.00	0.00
457191104	INHALE THERAPEUTIC SYS INC	2020.000	18.55	37471.00	2020.000	18.55	37471.00	0.00	0.00	0.00		0.00	0.00	0.00
457277101	INKTOMI CORP	100.000	6.71	671.00	100.000	6.71	671.00	0.00	0.00	0.00		0.00	0.00	0.00
457660108	INSITE VISION INCCOM	1490.000	1.84	2741.60	1490.000	1.84	2741.60	0.00	0.00	0.00		0.00	0.00	0.00
45769V206	INRANGE TECHNOLOGIES CORP	475.000	12.35	5866.25	475.000	12.35	5866.25	0.00	0.00	0.00		0.00	0.00	0.00
458140100	INTEL CORP COM	2935.460	31.45	92320.21	2935.460	31.45	92320.22	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
45814T107	INTELIDATA TECHNOLOGIES CORP	100.000	2.83	283.00	100.000	2.83	283.00	0.00	0.00	0.00		0.00	0.00	0.00
45840J107	INTERACTIVE DATA CORP	100.000	14.14	1414.00	100.000	14.14	1414.00	0.00	0.00	0.00		0.00	0.00	0.00
458771102	INTERMAGNETICS GEN CORP COM	600.000	25.90	15540.00	600.000	25.90	15540.00	0.00	0.00	0.00		0.00	0.00	0.00
45922Q102	INTERNATIONAL CAVITATION TEC	1500.000	0.04	60.00	1500.000	0.04	60.00	0.00	0.00	0.00		0.00	0.00	0.00
45950T101	INTERNATIONAL FIBERCOM INC	500.000	0.25	125.00	500.000	0.25	125.00	0.00	0.00	0.00		0.00	0.00	0.00
460146103	INTERNATIONAL PAPER CO COM	6.000	40.35	242.10	6.000	40.35	242.10	0.00	0.00	0.00		0.00	0.00	0.00
460254105	INTERNATIONAL RECTIFIER CORP COM	35.000	34.88	1220.80	35.000	34.88	1220.80	0.00	0.00	0.00		0.00	0.00	0.00
46059C106	INTERNET CAPITAL GROUP INC	1000.000	1.21	1210.00	1000.000	1.21	1210.00	0.00	0.00	0.00		0.00	0.00	0.00
46059T109	INTERNET INITIATIVE JAPAN IN	200.000	5.98	1196.00	200.000	5.98	1196.00	0.00	0.00	0.00		0.00	0.00	0.00
460953102	INTERNET FD INC	1097.955	21.80	23935.41	1097.955	21.80	23935.42	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
461148108	INTEVAC INC	2000.000	2.39	4770.00	2000.000	2.39	4770.00	0.00	0.00	0.00		0.00	0.00	0.00
461202103	INTUIT COM	6045.000	42.78	258605.10	6045.000	42.78	258605.10	0.00	0.00	0.00		0.00	0.00	0.00
46127G105	INVESCO BLUE CHIP GRWTH	1097.738	2.60	2854.11	1097.738	2.60	2854.12	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
46129X700	INVESTEC WIRELESS WORLD	7867.821	4.89	38473.64	7867.821	4.89	38473.64	0.00	0.00	0.00		0.00	0.00	0.00

WATERS EMPLOYEE INVESTMENT PLAN

December 31, 2001 Self Directed Brokerage Accounts

Cusip	Name	FBSI Shares	FBSI Price	FBSI Mkt Value	MAI Shares	MAI Price	MAI Mkt Value	Share Difference	Price Diff	MV Diff	Explanation	Zero Priced Securities	Rounding Errors	Share Difference
462030305	IOMEGA CORP	20.000	8.35	167.00	20.000	8.35	167.00	0.00	0.00	0.00		0.00	0.00	0.00
462684101	IRIDEX CORPCOM	900.000	4.78	4302.00	900.000	4.78	4302.00	0.00	0.00	0.00		0.00	0.00	0.00
46426P103	ISCO INTL INC	370.000	0.80	296.00	370.000	0.80	296.00	0.00	0.00	0.00		0.00	0.00	0.00
464330109	ISIS PHARMACEUTICALS	100.000	22.19	2219.00	100.000	22.19	2219.00	0.00	0.00	0.00		0.00	0.00	0.00
46612J101	JDS UNIPHASE CORPCOM	2450.000	8.68	21266.00	2450.000	8.68	21266.00	0.00	0.00	0.00		0.00	0.00	0.00
46625H100	J P MORGAN CHASE & CO	25.000	36.35	908.75	25.000	36.35	908.75	0.00	0.00	0.00		0.00	0.00	0.00
471023648	JANUS ORION FUND	1504.427	5.98	8996.47	1504.427	5.98	8996.47	0.00	0.00	0.00		0.00	0.00	0.00
471023671	JANUS GLOBAL LIFE SCIENES FD	62.763	17.57	1102.74	62.763	17.57	1102.75	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
471023804	JANUS INVT ENTERPRISE FUND	287.880	32.00	9212.16	287.880	32.00	9212.16	0.00	0.00	0.00		0.00	0.00	0.00
471023846	JANUS OVERSEAS FUND	128.779	20.30	2614.21	128.779	20.30	2614.21	0.00	0.00	0.00		0.00	0.00	0.00
471023853	JANUS MERCURY FD	747.623	20.79	15543.08	747.623	20.79	15543.08	0.00	0.00	0.00		0.00	0.00	0.00
478032303	JOHN HANCCK GLBL TECH A	349.016	4.92	1717.15	349.016	4.92	1717.16	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
478160104	JOHNSON & JOHNSON COM	250.000	59.10	14775.00	250.000	59.10	14775.00	0.00	0.00	0.00		0.00	0.00	0.00
48203R104	JUNIPER NETWORKS INC	445.000	18.95	8432.75	445.000	18.95	8432.75	0.00	0.00	0.00		0.00	0.00	0.00
48206U104	JUPITER MEDIA METRIX INC	100.000	1.65	165.00	100.000	1.65	165.00	0.00	0.00	0.00		0.00	0.00	0.00
482740107	K V PHARMACEUTICAL CO COM	150.000	32.46	4869.00	150.000	32.46	4869.00	0.00	0.00	0.00		0.00	0.00	0.00
48282T104	KADANT INCCOM	61.000	14.50	884.50	61.000	14.50	884.50	0.00	0.00	0.00		0.00	0.00	0.00
487584104	KEITHLEY INSTRS INC	50.000	16.90	845.00	50.000	16.90	845.00	0.00	0.00	0.00		0.00	0.00	0.00
487836108	KELLOGG CO COM	207.111	30.10	6234.04	207.111	30.10	6234.04	0.00	0.00	0.00		0.00	0.00	0.00
488360108	KEMET CORP COM	100.000	17.75	1775.00	100.000	17.75	1775.00	0.00	0.00	0.00		0.00	0.00	0.00
495582108	KING PHARMACEUTICALS INC	40.000	42.13	1685.20	40.000	42.13	1685.20	0.00	0.00	0.00		0.00	0.00	0.00
499184109	KNOT INCCOM	300.000	0.50	150.00	300.000	0.50	150.00	0.00	0.00	0.00		0.00	0.00	0.00
500600101	KOPIN CORPCOM	280.000	14.00	3920.00	280.000	14.00	3920.00	0.00	0.00	0.00		0.00	0.00	0.00
50075N104	KRAFT FOODS INCCL A	100.000	34.03	3403.00	100.000	34.03	3403.00	0.00	0.00	0.00		0.00	0.00	0.00
501014104	KRISPY KREME DOUGHNUTS INC	2025.000	44.20	89505.00	2025.000	44.20	89505.00	0.00	0.00	0.00		0.00	0.00	0.00
502161102	LSI LOGIC CORPORATION	600.000	15.78	9468.00	600.000	15.78	9468.00	0.00	0.00	0.00		0.00	0.00	0.00
502392103	LTX CORPCOM	240.000	20.94	5025.60	240.000	20.94	5025.60	0.00	0.00	0.00		0.00	0.00	0.00
50419Q409	LA QUINTA PPTYS INC	5800.000	5.74	33292.00	5800.000	5.74	33292.00	0.00	0.00	0.00		0.00	0.00	0.00
516540101	LANTE CORPCOM	30000.000	1.21	36300.00	30000.000	1.21	36300.00	0.00	0.00	0.00		0.00	0.00	0.00
517053104	LARGE SCALE BIOLOGY CORP	300.000	4.50	1350.00	300.000	4.50	1350.00	0.00	0.00	0.00		0.00	0.00	0.00
518074208	LASER TECHNOLOGY INC	1200.000	0.95	1140.00	1200.000	0.95	1140.00	0.00	0.00	0.00		0.00	0.00	0.00
52201Y103	LEARN2 CORP	9494.000	0.12	1139.28	9494.000	0.12	1139.28	0.00	0.00	0.00		0.00	0.00	0.00
52465V100	LEGEND HLDGS LTD	5020.000	10.20	51178.90	5020.000	10.20	51178.90	0.00	0.00	0.00		0.00	0.00	0.00
536252109	LIONBRIDGE TECHNOLOGIES INC	300.000	1.75	525.30	300.000	1.75	525.30	0.00	0.00	0.00		0.00	0.00	0.00
536808306	LITHIUM TECHNOLOGY CORP	500.000	0.15	75.00	500.000	0.15	75.00	0.00	0.00	0.00		0.00	0.00	0.00
545735102	LOUDCLOUD INCCOM	2000.000	4.24	8480.00	2000.000	4.24	8480.00	0.00	0.00	0.00		0.00	0.00	0.00
548661107	LOWES COMPANIES INC	396.000	46.41	18378.36	396.000	46.41	18378.36	0.00	0.00	0.00		0.00	0.00	0.00
549463107	LUCENT TECH INC NFS IS A SPECIALIST	2466.890	6.30	15541.40	2466.890	6.30	15541.41	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
552988305	MFS SER VALUE FD CL A	1645.378	13.43	22097.42	1645.378	13.43	22097.43	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
553424102	MPTV INCCOM	30000.000	0.00	90.00	30000.000	0.00	90.00	0.00	0.00	0.00		0.00	0.00	0.00
553769100	MTR GAMING GROUP INC	700.000	16.00	11200.00	700.000	16.00	11200.00	0.00	0.00	0.00		0.00	0.00	0.00
556100105	MACROMEDIA INCCOM	100.000	17.80	1780.00	100.000	17.80	1780.00	0.00	0.00	0.00		0.00	0.00	0.00
561717208	MANAGERS SPECIAL EQUITY FUND	136.911	70.60	9665.91	136.911	70.60	9665.92	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
566244109	MARCHFIRST INC	50.000	0.00	0.05	50.000	0.00	0.05	0.00	0.00	0.00		0.00	0.00	0.00
573012101	MARSICO FOCUS FUND	2636.268	13.60	35853.24	2636.268	13.60	35853.24	0.00	0.00	0.00		0.00	0.00	0.00
576844104	MATRIX PHARMACEUTICAL INC	500.000	1.57	785.00	500.000	1.57	785.00	0.00	0.00	0.00		0.00	0.00	0.00
580031102	MCDATA CORP CL B	500.000	25.11	12555.00	500.000	25.11	12555.00	0.00	0.00	0.00		0.00	0.00	0.00
580031201	MCDATA CORPCL A	440.000	24.50	10780.00	440.000	24.50	10780.00	0.00	0.00	0.00		0.00	0.00	0.00
58401X100	MED GEN INC	22100.000	0.27	5967.00	22100.000	0.27	5967.00	0.00	0.00	0.00		0.00	0.00	0.00
58441B100	MEDIA LOGIC INCCOM	7500.000	0.00	22.50	7500.000	0.00	22.50	0.00	0.00	0.00		0.00	0.00	0.00
58447C201	MEDIAX CORPCOM NEW	10000.000	0.00	0.00	10000.000	0.00	829.90	0.00	0.00	-829.90	Zero Priced Securities	(829.90)	0.00	0.00
585055106	MEDTRONIC INC COM	100.000	51.21	5121.00	100.000	51.21	5121.00	0.00	0.00	0.00		0.00	0.00	0.00
589331107	MERCK & CO INC COM	193.000	58.80	11348.40	193.000	58.80	11348.40	0.00	0.00	0.00		0.00	0.00	0.00
58940E720	MERCURY HW FDS	112.207	19.47	2184.67	112.207	19.47	2184.67	0.00	0.00	0.00		0.00	0.00	0.00
589658103	MERIDIAN MED TECHN INC	250.000	26.30	6575.00	250.000	26.30	6575.00	0.00	0.00	0.00		0.00	0.00	0.00
590188108	MERRILL LYNCH & CO INC	100.000	52.12	5212.00	100.000	52.12	5212.00	0.00	0.00	0.00		0.00	0.00	0.00

WATERS EMPLOYEE INVESTMENT PLAN

December 31, 2001 Self Directed Brokerage Accounts

CUSIP	Name	FBSI Shares	FBSI Price	FBSI Mkt Value	M&I Shares	M&I Price	M&I Mkt Value	Share Difference	Price Diff	MV Diff	Explanation	Zero Priced Securities	$ Rounding Errors	Share Difference
59139P104	METASOLV INCCOM	300.000	7.86	2357.70	300.000	7.86	2357.70	0.00	0.00	0.00		0.00	0.00	0.00
591647102	METROCALL INC	500.000	0.02	12.00	500.000	0.02	12.00	0.00	0.00	0.00		0.00	0.00	0.00
591689104	METROMEDIA FIBER NETWORK INC	12740.000	0.44	5605.60	12740.000	0.44	5605.60	0.00	0.00	0.00		0.00	0.00	0.00
592688105	METTLER-TOLEDO INTL INC	6500.000	51.85	337025.00	6500.000	51.85	337025.00	0.00	0.00	0.00		0.00	0.00	0.00
59479Q100	MICRO COMPONENT TECHNOLOGY INC COM	126.000	2.95	371.70	126.000	2.95	371.70	0.00	0.00	0.00		0.00	0.00	0.00
594918104	MICROSOFT CORP COM	1433.000	66.25	94936.25	1433.000	66.25	94936.25	0.00	0.00	0.00		0.00	0.00	0.00
595112103	MICRON TECHNOLOGY INC COM	145.000	31.00	4495.00	145.000	31.00	4495.00	0.00	0.00	0.00		0.00	0.00	0.00
595137100	MICROSEMI CORPCOM	350.000	29.70	10395.00	350.000	29.70	10395.00	0.00	0.00	0.00		0.00	0.00	0.00
59514K209	MICROTEL INTL INC	1050.000	0.30	315.00	1050.000	0.30	315.00	0.00	0.00	0.00		0.00	0.00	0.00
599902103	MILLENNIUM PHARMACTCLS INC	584.000	24.51	14313.84	584.000	24.51	14313.84	0.00	0.00	0.00		0.00	0.00	0.00
601073109	MILLIPORE CORP COM	4075.000	60.70	247352.50	4075.000	60.70	247352.50	0.00	0.00	0.00		0.00	0.00	0.00
608712105	MOLTEN METAL TECHNOLOGY INC COM	1700.000	0.00	1.70	1700.000	0.00	1.70	0.00	0.00	0.00		0.00	0.00	0.00
608868303	MONACO FIN INC	600.000	0.00	0.60	600.000	0.00	0.60	0.00	0.00	0.00		0.00	0.00	0.00
620076109	MOTOROLA INC COM	2100.000	15.02	31542.00	2100.000	15.02	31542.00	0.00	0.00	0.00		0.00	0.00	0.00
626124648	MUNDER NETNET FD	629.246	17.98	11313.84	629.246	17.98	11313.84	0.00	0.00	0.00		0.00	0.00	0.00
62852P103	MYKROLIS CORPCOM	1000.000	16.00	16000.00	1000.000	16.00	16000.00	0.00	0.00	0.00		0.00	0.00	0.00
62888Q109	NCT GROUP	1000.000	0.08	80.00	1000.000	0.08	80.00	0.00	0.00	0.00		0.00	0.00	0.00
631100104	NASDAQ 100 TR UNIT SER 1	3090.000	38.91	120231.90	3090.000	38.91	120231.90	0.00	0.00	0.00		0.00	0.00	0.00
63983V100	NEEDHAM FDS INC	460.666	27.76	12788.08	460.666	27.76	12788.09	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
640094108	NEFF CORP CL A	2900.000	0.45	1305.00	2900.000	0.45	1305.00	0.00	0.00	0.00		0.00	0.00	0.00
640917506	NEUBERGER& BERMAN FOCUS	99.754	25.30	2523.77	99.754	25.30	2523.78	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
640917886	NEUBRGR&BRMN REGENCY TR	1621.942	10.09	16365.39	1621.942	10.09	16365.39	0.00	0.00	0.00		0.00	0.00	0.00
64115T104	NETSCOUT SYS INCCOM	300.000	7.91	2373.00	300.000	7.91	2373.00	0.00	0.00	0.00		0.00	0.00	0.00
64115X105	NETSILICON INCCOM	400.000	3.85	1540.00	400.000	3.85	1540.00	0.00	0.00	0.00		0.00	0.00	0.00
64120S109	NETWORK ACCESS SOLUTIONS COR	200.000	0.20	39.00	200.000	0.20	39.00	0.00	0.00	0.00		0.00	0.00	0.00
64121A107	NETWORK ENGINES INC	1172.000	1.01	1183.72	1172.000	1.01	1183.72	0.00	0.00	0.00		0.00	0.00	0.00
641224100	NEUBERGR & BRMN GENESIS FD	571.753	20.33	11623.73	571.753	20.33	11623.74	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
64122D506	NETWORK PLUS CORPCOM	700.000	1.16	812.00	700.000	1.16	812.00	0.00	0.00	0.00		0.00	0.00	0.00
64122G103	NET2000 COMMUNICATIONS INC	500.000	0.00	0.50	500.000	0.00	0.50	0.00	0.00	0.00		0.00	0.00	0.00
648018109	NEW PERSPECTIVE FD INC COM	23.106	21.69	501.16	23.106	21.69	501.17	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
648867109	NEW TEL LTD	2320.000	1.21	2807.20	2320.000	1.21	2807.20	0.00	0.00	0.00		0.00	0.00	0.00
65332H203	NEXELL THERAPEUTICS INC	25.000	1.42	35.50	25.000	1.42	35.50	0.00	0.00	0.00		0.00	0.00	0.00
65332V103	NEXTEL COMMUNICATIONS INC CL A	400.000	10.96	4384.00	400.000	10.96	4384.00	0.00	0.00	0.00		0.00	0.00	0.00
654106103	NIKE INC CLASS B COM	100.000	56.24	5624.00	100.000	56.24	5624.00	0.00	0.00	0.00		0.00	0.00	0.00
654902204	NOKIA CORP SPONSORED ADR	650.000	24.53	15944.50	650.000	24.53	15944.50	0.00	0.00	0.00		0.00	0.00	0.00
655042109	NOBLE DRILLING CORP COM	50.000	34.04	1702.00	50.000	34.04	1702.00	0.00	0.00	0.00		0.00	0.00	0.00
656568102	NORTEL NETWORKS CORP NEW (HOLDING CO	2563.000	7.46	19119.98	2563.000	7.46	19119.98	0.00	0.00	0.00		0.00	0.00	0.00
666810100	NORTHPOINT COMM HLDGS	300.000	0.14	40.50	300.000	0.14	40.50	0.00	0.00	0.00		0.00	0.00	0.00
669937104	NOVADIGM INC COM	200.000	9.49	1898.00	200.000	9.49	1898.00	0.00	0.00	0.00		0.00	0.00	0.00
669967101	NUANCE COMMUNICATIONS	100.000	9.10	910.00	100.000	9.10	910.00	0.00	0.00	0.00		0.00	0.00	0.00
670006105	NOVELL INC COM	400.000	4.59	1836.00	400.000	4.59	1836.00	0.00	0.00	0.00		0.00	0.00	0.00
67066G104	NVIDIA CORP	320.000	66.90	21408.00	320.000	66.90	21408.00	0.00	0.00	0.00		0.00	0.00	0.00
671044105	OSI SYS INCCOM	1000.000	18.24	18240.00	1000.000	18.24	18240.00	0.00	0.00	0.00		0.00	0.00	0.00
671802106	OAK TECHNOLOGY INC	750.000	13.75	10312.50	750.000	13.75	10312.50	0.00	0.00	0.00		0.00	0.00	0.00
676235104	OFFICIAL PMTS CORP	2000.000	3.44	6880.00	2000.000	3.44	6880.00	0.00	0.00	0.00		0.00	0.00	0.00
681383105	OLSTEIN FDS	874.231	14.89	13017.29	874.231	14.89	13017.30	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
681936100	OMEGA HEALTHCARE INVS INC COM	2000.000	6.02	12040.00	2000.000	6.02	12040.00	0.00	0.00	0.00		0.00	0.00	0.00
68338T106	ONVIA COM INCCOM	800.000	0.54	432.00	800.000	0.54	432.00	0.00	0.00	0.00		0.00	0.00	0.00
683399109	ONYX PHARMACEUTICALS INC	500.000	5.12	2560.00	500.000	5.12	2560.00	0.00	0.00	0.00		0.00	0.00	0.00
683737209	OPHTHALMIC IMAGING SYS	1000.000	0.06	60.00	1000.000	0.06	60.00	0.00	0.00	0.00		0.00	0.00	0.00
68380K102	OPPENHEIMER STRAT INC CL A	13366.345	3.80	50792.11	13366.345	3.80	50792.11	0.00	0.00	0.00		0.00	0.00	0.00
68389X105	ORACLE SYS CORP COM	3720.000	13.81	51373.20	3720.000	13.81	51373.20	0.00	0.00	0.00		0.00	0.00	0.00
68556P588	ORBITEX GROUP FDS DEL	228.415	3.40	776.61	228.415	3.40	776.61	0.00	0.00	0.00		0.00	0.00	0.00
68571P100	ORCHID BIOSCIENCES INC	1000.000	5.50	5500.00	1000.000	5.50	5500.00	0.00	0.00	0.00		0.00	0.00	0.00
68617E101	ORGANIC INCOC-COM	600.000	0.32	192.00	600.000	0.32	192.00	0.00	0.00	0.00		0.00	0.00	0.00
686200106	ORGINAL MEDIA	10000.000	0.00	10.00	10000.000	0.00	10.00	0.00	0.00	0.00		0.00	0.00	0.00

WATERS EMPLOYEE INVESTMENT PLAN

December 31, 2001 Self Directed Brokerage Accounts

CUSIP	Name	FBSU Shares	FBSU Price	FBSU Mkt Value	M&I Shares	M&I Price	M&I Mkt Value	Share Difference	Price Diff	MV Diff	Explanation	Zero Priced Securities	Rounding Errors	Share Difference
687735100	OSAGE SYS GROUP INC	1000.000	0.00	3.00	1000.000	0.00	3.00	0.00	0.00	0.00		0.00	0.00	0.00
69316H700	PBHG TECH & COMM FUND	16.491	16.39	270.28	16.491	16.39	270.29	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
69316H775	PBHG FDS INC MD CAP VL	807.955	15.92	12862.64	807.955	15.92	12862.64	0.00	0.00	0.00		0.00	0.00	0.00
69316H783	PBHG LRG CP VL	895.675	13.66	12234.92	895.675	13.66	12234.92	0.00	0.00	0.00		0.00	0.00	0.00
69323K100	PC MALL INC	100.000	4.06	406.00	100.000	4.06	406.00	0.00	0.00	0.00		0.00	0.00	0.00
693389421	PIMCO MULTI MGR INNOVTN FD A	81.629	22.61	1845.63	81.629	22.61	1845.63	0.00	0.00	0.00		0.00	0.00	0.00
693391682	PIMCO REAL RETURN BOND CL D	3376.365	10.18	34371.39	3376.365	10.18	34371.40	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
69341D104	PLC SYS INC COM	2500.000	0.60	1500.00	2500.000	0.60	1500.00	0.00	0.00	0.00		0.00	0.00	0.00
69344F106	PMC-SIERRA INCCOM	200.000	21.26	4252.00	200.000	21.26	4252.00	0.00	0.00	0.00		0.00	0.00	0.00
694881103	PACIFIC SYS CTL TECHNOLOGY I	1600.000	0.06	89.60	1600.000	0.06	89.60	0.00	0.00	0.00		0.00	0.00	0.00
696429307	PALL CORP COM	1065.000	24.06	25623.90	1065.000	24.06	25623.90	0.00	0.00	0.00		0.00	0.00	0.00
696642107	PALM INCCOM	991.000	3.88	3845.08	991.000	3.88	3845.08	0.00	0.00	0.00		0.00	0.00	0.00
69840W108	PANERA BREAD COCL A	9.000	52.04	468.36	9.000	52.04	468.36	0.00	0.00	0.00		0.00	0.00	0.00
699004107	PARADIGM ADVANCED TECHNS INC	70002.000	0.25	17150.49	70002.000	0.25	17150.49	0.00	0.00	0.00		0.00	0.00	0.00
69900R106	PARADIGM GENETICS	100.000	5.70	570.00	100.000	5.70	570.00	0.00	0.00	0.00		0.00	0.00	0.00
699173100	PARAMETRIC TECHNOLOGY CORP COM	100.000	7.81	781.00	100.000	7.81	781.00	0.00	0.00	0.00		0.00	0.00	0.00
701081101	PARKER DRILLING CO COM	500.000	3.69	1845.00	500.000	3.69	1845.00	0.00	0.00	0.00		0.00	0.00	0.00
70336N107	PATRIOT SCIENTIFIC CORP	1000.000	0.12	120.00	1000.000	0.12	120.00	0.00	0.00	0.00		0.00	0.00	0.00
704549104	PEABODY ENERGY CORP	80.000	28.19	2255.20	80.000	28.19	2255.20	0.00	0.00	0.00		0.00	0.00	0.00
705107100	PEC SOLUTIONS INCCOM	455.000	37.61	17112.55	455.000	37.61	17112.55	0.00	0.00	0.00		0.00	0.00	0.00
712713106	PEOPLESOFT INC COM	125.000	40.20	5025.00	125.000	40.20	5025.00	0.00	0.00	0.00		0.00	0.00	0.00
714290103	PERRIGO CO COM	500.000	11.82	5910.00	500.000	11.82	5910.00	0.00	0.00	0.00		0.00	0.00	0.00
715684106	PT TELEKOMUNIKIASI INDONESIA	8.000	5.80	46.40	8.000	5.80	46.40	0.00	0.00	0.00		0.00	0.00	0.00
717081103	PFIZER INC COM	5318.145	39.85	211928.07	5318.145	39.85	211928.08	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
718154107	PHILIP MORRIS COS INC COM	300.000	45.85	13755.00	300.000	45.85	13755.00	0.00	0.00	0.00		0.00	0.00	0.00
718507106	PHILLIPS PETE CO COM	100.000	60.26	6026.00	100.000	60.26	6026.00	0.00	0.00	0.00		0.00	0.00	0.00
72143U100	PILGRIM CORP LEADERS B	248.251	14.67	3641.84	248.251	14.67	3641.84	0.00	0.00	0.00		0.00	0.00	0.00
72146E855	PILGRIM INTL SM CP GR Q	129.801	24.03	3119.11	129.801	24.03	3119.12	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
725811103	PIXARCOM	200.000	35.96	7192.00	200.000	35.96	7192.00	0.00	0.00	0.00		0.00	0.00	0.00
725906101	PLACER DOME INC COM	1000.000	10.91	10910.00	1000.000	10.91	10910.00	0.00	0.00	0.00		0.00	0.00	0.00
740522107	PREMIER LASER SYSTEMS INC	9000.000	0.00	27.00	9000.000	0.00	27.00	0.00	0.00	0.00		0.00	0.00	0.00
741503106	PRICELINE COM INCCOM	300.000	5.82	1746.00	300.000	5.82	1746.00	0.00	0.00	0.00		0.00	0.00	0.00
742718109	PROCTER & GAMBLE CO COM	189.795	79.13	15018.47	189.795	79.13	15018.48	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
743185449	PROFUNDS	431.313	40.57	17498.36	431.313	40.57	17498.37	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
743185860	PROFUNDS ULTRTC PRFD INV	751.787	37.36	28086.76	751.787	37.36	28086.76	0.00	0.00	0.00		0.00	0.00	0.00
74342L105	PROMEDCO MGMT COCOM	1000.000	0.00	2.00	1000.000	0.00	2.00	0.00	0.00	0.00		0.00	0.00	0.00
743737108	PROVIDENCE & WORCESTER RR CO	2000.000	6.75	13500.00	2000.000	6.75	13500.00	0.00	0.00	0.00		0.00	0.00	0.00
74437C101	PSINET INCCOM	180.000	0.01	1.08	180.000	0.01	1.08	0.00	0.00	0.00		0.00	0.00	0.00
745887109	PUMA TECHNOLOGY INC	1000.000	2.58	2580.00	1000.000	2.58	2580.00	0.00	0.00	0.00		0.00	0.00	0.00
746747104	PUTNAM EUROPE GRTH FD CL A	250.072	17.48	4371.25	250.072	17.48	4371.26	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
747277101	QLOGIC CORPCOM	105.000	44.51	4673.55	105.000	44.51	4673.55	0.00	0.00	0.00		0.00	0.00	0.00
74730L105	QUADRACOMM INCCOM	20000.000	0.02	460.00	20000.000	0.02	460.00	0.00	0.00	0.00		0.00	0.00	0.00
747525103	QUALCOMM INC COM	191.000	50.50	9645.50	191.000	50.50	9645.50	0.00	0.00	0.00		0.00	0.00	0.00
749255337	RBB FD INC	232.423	17.79	4134.80	232.423	17.79	4134.81	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
74935P406	RCM EQUITY GBL HEALTH CARE	2031.153	20.52	41679.25	2031.153	20.52	41679.26	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
74935P604	DRESDNER RCM BIOTECHNOLOGY	198.628	27.40	5442.40	198.628	27.40	5442.41	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
749552105	RF INDS LTD	200.000	2.74	548.00	200.000	2.74	548.00	0.00	0.00	0.00		0.00	0.00	0.00
749941100	RF MICRO DEVICES INC	2682.000	19.23	51574.86	2682.000	19.23	51574.86	0.00	0.00	0.00		0.00	0.00	0.00
750611402	RADYNE CORP	100.000	5.50	550.00	100.000	5.50	550.00	0.00	0.00	0.00		0.00	0.00	0.00
750875106	RAINMAKER SYS INCCOM	1000.000	0.25	250.00	1000.000	0.25	250.00	0.00	0.00	0.00		0.00	0.00	0.00
750917106	RAMBUS INC DELCOM	430.000	7.99	3435.70	430.000	7.99	3435.70	0.00	0.00	0.00		0.00	0.00	0.00
754219202	RAVEN MOON INTL INC	52500.000	0.07	3517.50	52500.000	0.07	3517.50	0.00	0.00	0.00		0.00	0.00	0.00
755111507	RAYTHEON CO	240.000	32.47	7792.80	240.000	32.47	7792.80	0.00	0.00	0.00		0.00	0.00	0.00
755238106	RAZORFISH INCCL A	11150.000	0.22	2453.00	11150.000	0.22	2453.00	0.00	0.00	0.00		0.00	0.00	0.00
756577102	RED HAT INCCOM	1655.000	7.10	11750.50	1655.000	7.10	11750.50	0.00	0.00	0.00		0.00	0.00	0.00
76110C407	RESERVE PRIVATE EQUITY SER	278.444	9.81	2731.53	278.444	9.81	2731.54	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00

WATERS EMPLOYEE INVESTMENT PLAN

December 31, 2001 Self Directed Brokerage Accounts

		FBSI			M&I			Share	Price	MV	Explanation	Zero Priced	Rounding	Share
CUSIP	Name	Shares	Price	Mkt Value	Shares	Price	Mkt Value	Difference	Diff	Diff		Securities	Errors	Difference
76110C787	RESERVE SMALL CAP GROWTH CL R	104.871	36.26	3802.62	104.871	36.26	3802.62	0.00	0.00	0.00		0.00	0.00	0.00
76122Q105	RESOURCES CONNECTION INC	400.000	26.33	10532.00	400.000	26.33	10532.00	0.00	0.00	0.00		0.00	0.00	0.00
767754104	RITE AID CORP COM	500.000	5.06	2530.00	500.000	5.06	2530.00	0.00	0.00	0.00		0.00	0.00	0.00
7677549AB	RITE AID JAN 10 CALL	10.000	0.05	50.00	10.000	0.05	50.00	0.00	0.00	0.00		0.00	0.00	0.00
769320102	RIVERSTONE NETWORKS INC	102.000	16.60	1693.20	102.000	16.60	1693.20	0.00	0.00	0.00		0.00	0.00	0.00
770292100	ROBERDS INCCOM	700.000	0.01	6.30	700.000	0.01	6.30	0.00	0.00	0.00		0.00	0.00	0.00
771074101	ROBOTIC VISION SYS INC	105.000	1.12	117.60	105.000	1.12	117.60	0.00	0.00	0.00		0.00	0.00	0.00
780008108	ROXIO INCCOM	21.000	16.55	347.55	21.000	16.55	347.55	0.00	0.00	0.00		0.00	0.00	0.00
780905600	ROYCE FD PREMIER SER	610.619	10.54	6435.92	610.619	10.54	6435.92	0.00	0.00	0.00		0.00	0.00	0.00
783554108	RYDEX NOVA FUND	451.768	25.65	11587.84	451.768	25.65	11587.85	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
78400J100	SATX INCCOM	7000.000	0.03	210.00	7000.000	0.03	210.00	0.00	0.00	0.00		0.00	0.00	0.00
784565103	SMLX TECHNOLOGIES INC	10500.000	0.02	210.00	10500.000	0.02	210.00	0.00	0.00	0.00		0.00	0.00	0.00
78462F103	SPDR TR UNIT SER 1	550.000	114.30	62865.00	550.000	114.30	62865.00	0.00	0.00	0.00		0.00	0.00	0.00
786362103	SAES GETTERS S P A	600.000	6.80	4080.00	600.000	6.80	4080.00	0.00	0.00	0.00		0.00	0.00	0.00
786514208	SAFEWAY INC COM NEW	100.000	41.75	4175.00	100.000	41.75	4175.00	0.00	0.00	0.00		0.00	0.00	0.00
795427202	SALIVA DIAGNOSTIC SYS INC	1000.000	0.02	20.00	1000.000	0.02	20.00	0.00	0.00	0.00		0.00	0.00	0.00
800677106	SANGAMO BIOSCIENCES INC	200.000	9.34	1868.00	200.000	9.34	1868.00	0.00	0.00	0.00		0.00	0.00	0.00
800907107	SANMINA HLDGS INC COM	275.000	19.90	5472.50	275.000	19.90	5472.50	0.00	0.00	0.00		0.00	0.00	0.00
803054204	SAP AGADR SPONSORED	1000.000	31.93	31930.00	1000.000	31.93	31930.00	0.00	0.00	0.00		0.00	0.00	0.00
806605101	SCHERING PLOUGH CORP COM	112.000	35.81	4010.72	112.000	35.81	4010.72	0.00	0.00	0.00		0.00	0.00	0.00
808513105	SCHWAB CHARLES CORP NEW COM	300.000	15.47	4641.00	300.000	15.47	4641.00	0.00	0.00	0.00		0.00	0.00	0.00
80908Q107	SCIQUEST COM INCCOM	2500.000	1.69	4225.00	2500.000	1.69	4225.00	0.00	0.00	0.00		0.00	0.00	0.00
811804988	ESC SEAGATE TECHNOLOGY	100.000	0.00	0.00	100.000	0.00	0.00	0.00	0.00	0.00		0.00	0.00	0.00
816082309	SEL-LEB MARKETING INC	200.000	1.70	340.00	200.000	1.70	340.00	0.00	0.00	0.00		0.00	0.00	0.00
81684P107	SEMOTUS SOLUTIONS INC	5800.000	0.75	4350.00	5800.000	0.75	4350.00	0.00	0.00	0.00		0.00	0.00	0.00
817315104	SEPRACOR INCCOM	3150.000	57.06	179739.00	3150.000	57.06	179739.00	0.00	0.00	0.00		0.00	0.00	0.00
817337108	SEQUENOM INCCOM	300.000	10.67	3201.00	300.000	10.67	3201.00	0.00	0.00	0.00		0.00	0.00	0.00
824424105	SHE GOT NETWORK INC	1000.000	0.00	0.00	1000.000	0.00	0.00	0.00	0.00	0.00		0.00	0.00	0.00
826170102	SIEBEL SYS INC	933.000	27.98	26105.34	933.000	27.98	26105.34	0.00	0.00	0.00		0.00	0.00	0.00
82655N105	SIGHT RESOURCE CORP	500.000	0.16	80.00	500.000	0.16	80.00	0.00	0.00	0.00		0.00	0.00	0.00
828395103	SILVERLEAF RESORTS INC	6500.000	0.06	390.00	6500.000	0.06	390.00	0.00	0.00	0.00		0.00	0.00	0.00
830879102	SKYWEST INC COM	250.000	25.45	6362.50	250.000	25.45	6362.50	0.00	0.00	0.00		0.00	0.00	0.00
832727101	SMURFIT-STONE CONTAINER CORP	39.000	15.97	622.83	39.000	15.97	622.83	0.00	0.00	0.00		0.00	0.00	0.00
833672108	SOCKET COMMUNICATIONS INC	3000.000	1.68	5040.00	3000.000	1.68	5040.00	0.00	0.00	0.00		0.00	0.00	0.00
835916107	SONUS NETWORKS INC	1960.000	4.62	9055.20	1960.000	4.62	9055.20	0.00	0.00	0.00		0.00	0.00	0.00
842587107	SOUTHERN CO COM	3000.000	25.35	76050.00	3000.000	25.35	76050.00	0.00	0.00	0.00		0.00	0.00	0.00
852857101	STAMPS COM INCCOM	1000.000	3.58	3580.00	1000.000	3.58	3580.00	0.00	0.00	0.00		0.00	0.00	0.00
855030102	STAPLES INC COM	100.000	18.70	1870.00	100.000	18.70	1870.00	0.00	0.00	0.00		0.00	0.00	0.00
86210N104	STORAGE ENGINE INC	416.000	1.25	520.00	416.000	1.25	520.00	0.00	0.00	0.00		0.00	0.00	0.00
862700101	STRATEGIC DIAGNOSTICS INC	1000.000	7.10	7100.00	1000.000	7.10	7100.00	0.00	0.00	0.00		0.00	0.00	0.00
862916103	STRONG EQUITY GROWTH FD	1606.802	17.68	28408.25	1606.802	17.68	28408.26	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
862916400	STRONG MID CAP FD	1752.207	13.97	24478.33	1752.207	13.97	24478.33	0.00	0.00	0.00		0.00	0.00	0.00
866810104	SUN MICROSYSTEMS INC COM	2765.000	12.30	34009.50	2765.000	12.30	34009.50	0.00	0.00	0.00		0.00	0.00	0.00
867931107	SUPERCONDUCTOR TECHNOLOGIES	53.000	6.50	344.50	53.000	6.50	344.50	0.00	0.00	0.00		0.00	0.00	0.00
871206108	SYCAMORE NETWORKS INC	669.000	5.36	3585.84	669.000	5.36	3585.84	0.00	0.00	0.00		0.00	0.00	0.00
871503108	SYMANTEC CORP COM	50.000	66.33	3316.50	50.000	66.33	3316.50	0.00	0.00	0.00		0.00	0.00	0.00
872524301	TIP MICRO CAP INSTL	125.141	39.98	5003.13	125.141	39.98	5003.14	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
874039100	TAIWAN SEMICONDUCTOR MFG CO	757.400	17.17	13004.55	757.400	17.17	13004.56	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
87612E106	TARGET CORP	78.000	41.05	3201.90	78.000	41.05	3201.90	0.00	0.00	0.00		0.00	0.00	0.00
87612M108	TARGETED GENETICS CORP	1200.000	2.71	3252.00	1200.000	2.71	3252.00	0.00	0.00	0.00		0.00	0.00	0.00
87872T108	TECHNOLOGY SOLUTIONS CO COM	600.000	2.22	1332.00	600.000	2.22	1332.00	0.00	0.00	0.00		0.00	0.00	0.00
879433100	TELEPHONE & DATA SYS INC COM	100.000	89.75	8975.00	100.000	89.75	8975.00	0.00	0.00	0.00		0.00	0.00	0.00
88162G103	TETRA TECH INC NEW COM	375.000	19.91	7466.25	375.000	19.91	7466.25	0.00	0.00	0.00		0.00	0.00	0.00
882508104	TEXAS INSTRUMENTS INC	2810.167	28.00	78684.67	2810.167	28.00	78684.68	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
883556102	THERMO ELECTRON CORP COM	1000.000	23.86	23860.00	1000.000	23.86	23860.00	0.00	0.00	0.00		0.00	0.00	0.00
884116203	THIRD AVE SMALL CAP VAL FD	194.651	15.37	2991.78	194.651	15.37	2991.79	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00

WATERS EMPLOYEE INVESTMENT PLAN

December 31, 2001 Self Directed Brokerage Accounts

		FBSI			M&I									
CUSIP	Name	Shares	Price	Mkt Value	Shares	Price	Mkt Value	Share Difference	Price Diff	MV Diff	Explanation	Zero Priced Securities	Rounding Errors	Share Difference
885535104	3COM CORP COM	715.000	6.38	4561.70	715.000	6.38	4561.70	0.00	0.00	0.00		0.00	0.00	0.00
88632Q103	TIBCO SOFTWARE INC	121.000	14.93	1806.53	121.000	14.93	1806.53	0.00	0.00	0.00		0.00	0.00	0.00
888266103	TITAN CORPCOM	50.000	24.95	1247.50	50.000	24.95	1247.50	0.00	0.00	0.00		0.00	0.00	0.00
888339108	TITANIUM METALS CORP	200.000	3.99	798.00	200.000	3.99	798.00	0.00	0.00	0.00		0.00	0.00	0.00
888910205	TODAYS MAN INC	1000.000	0.15	150.00	1000.000	0.15	150.00	0.00	0.00	0.00		0.00	0.00	0.00
89154X880	TOUCHSTONE STRATEGIC TR	536.199	19.13	10257.48	536.199	19.13	10257.49	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
89376R109	TRANSMETA CORP DEL	4000.000	2.29	9160.00	4000.000	2.29	9160.00	0.00	0.00	0.00		0.00	0.00	0.00
894065101	TRANSWITCH CORPCOM	97.000	4.50	436.50	97.000	4.50	436.50	0.00	0.00	0.00		0.00	0.00	0.00
89674K103	TRIQUINT SEMICONDUCTER INC COM	115.000	12.26	1409.90	115.000	12.26	1409.90	0.00	0.00	0.00		0.00	0.00	0.00
902124106	TYCO INTL LTD NEWCOM	121.000	58.90	7126.90	121.000	58.90	7126.90	0.00	0.00	0.00		0.00	0.00	0.00
902494103	TYSON FOODS INC CL A	476.000	11.55	5497.80	476.000	11.55	5497.80	0.00	0.00	0.00		0.00	0.00	0.00
904309101	UNCOMMON MEDIA GROUP INC	8000.000	0.10	800.00	8000.000	0.10	800.00	0.00	0.00	0.00		0.00	0.00	0.00
904743101	UNIFY CORPCOM	200.000	0.25	50.00	200.000	0.25	50.00	0.00	0.00	0.00		0.00	0.00	0.00
906701990	UNION GROUP RESTRICTED STK	138500.000	0.00	0.00	138500.000	0.00	0.00	0.00	0.00	0.00		0.00	0.00	0.00
911268100	UNITED ONLINE INC	45.000	4.20	189.00	45.000	4.20	189.00	0.00	0.00	0.00		0.00	0.00	0.00
91336M105	UNIVERSAL ACCESS GLOBAL HLDG	500.000	4.69	2345.00	500.000	4.69	2345.00	0.00	0.00	0.00		0.00	0.00	0.00
91819B105	VA LINUX SYS INC	56.000	2.45	137.20	56.000	2.45	137.20	0.00	0.00	0.00		0.00	0.00	0.00
91821B101	VDC COMMUNICATIONS INC	500.000	0.01	2.50	500.000	0.01	2.50	0.00	0.00	0.00		0.00	0.00	0.00
918333105	VTEL CORPCOM	7000.000	4.30	30100.00	7000.000	4.30	30100.00	0.00	0.00	0.00		0.00	0.00	0.00
922031307	VANGUARD GNMA PORTFOLIO	4589.101	10.38	47634.86	4589.101	10.38	47634.87	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
922196100	VARIAGENICS INC	4050.000	3.08	12474.00	4050.000	3.08	12474.00	0.00	0.00	0.00		0.00	0.00	0.00
922908108	VANGUARD INDEX 500 PORT	93.663	105.89	9917.97	93.663	105.89	9917.98	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
92335X100	VERADO HLDGS INC	100.000	0.04	4.00	100.000	0.04	4.00	0.00	0.00	0.00		0.00	0.00	0.00
923436109	VERITAS SOFTWARE CORP COM	44.000	44.83	1972.52	44.000	44.83	1972.52	0.00	0.00	0.00		0.00	0.00	0.00
92343E102	VERISIGN INCCOM	25.000	38.04	951.00	25.000	38.04	951.00	0.00	0.00	0.00		0.00	0.00	0.00
92343V104	VERIZON COMMUNICATIONS	100.000	47.46	4746.00	100.000	47.46	4746.00	0.00	0.00	0.00		0.00	0.00	0.00
925297103	VERSAR INCCOM	1200.000	3.44	4128.00	1200.000	3.44	4128.00	0.00	0.00	0.00		0.00	0.00	0.00
92552Q101	VIALINK COCOM	3000.000	0.17	510.00	3000.000	0.17	510.00	0.00	0.00	0.00		0.00	0.00	0.00
92553H100	VIASYSTEMS GROUP INC	1865.000	0.63	1174.95	1865.000	0.63	1174.95	0.00	0.00	0.00		0.00	0.00	0.00
92553Q209	VIASYS HEALTHCARE INC	146.000	20.21	2950.66	146.000	20.21	2950.66	0.00	0.00	0.00		0.00	0.00	0.00
925602104	VICAL INCCOM	400.000	12.24	4896.00	400.000	12.24	4896.00	0.00	0.00	0.00		0.00	0.00	0.00
927638106	VIRAGEN INCCOM	2000.000	1.23	2460.00	2000.000	1.23	2460.00	0.00	0.00	0.00		0.00	0.00	0.00
92831N101	VISION TWENTY-ONE INC	400.000	0.02	8.00	400.000	0.02	8.00	0.00	0.00	0.00		0.00	0.00	0.00
92839U107	VISTEON CORPCOM	19.000	15.04	285.76	19.000	15.04	285.76	0.00	0.00	0.00		0.00	0.00	0.00
92844S105	VISX INC DELCOM	250.000	13.25	3312.50	250.000	13.25	3312.50	0.00	0.00	0.00		0.00	0.00	0.00
92846B100	VITAL LIVING PRODS INC	1000.000	0.08	75.00	1000.000	0.08	75.00	0.00	0.00	0.00		0.00	0.00	0.00
92849Q104	VITRIA TECHNOLOGY INC	20.000	6.39	127.80	20.000	6.39	127.80	0.00	0.00	0.00		0.00	0.00	0.00
928552108	VIXEL CORP DELCOM	200.000	1.85	370.00	200.000	1.85	370.00	0.00	0.00	0.00		0.00	0.00	0.00
929248102	WHX CORP COM	1000.000	1.54	1540.00	1000.000	1.54	1540.00	0.00	0.00	0.00		0.00	0.00	0.00
929248201	WHX CORPPFD %	2600.000	4.70	12220.00	2600.000	4.70	12220.00	0.00	0.00	0.00		0.00	0.00	0.00
929248300	WHX CORPPFD CV SER B	4400.000	3.60	15840.00	4400.000	3.60	15840.00	0.00	0.00	0.00		0.00	0.00	0.00
930569991	WAHLCO ENVIRONMENTAL SYS RTS 5/6/98	12500.000	0.00	0.00	12500.000	0.00	0.00	0.00	0.00	0.00		0.00	0.00	0.00
931142103	WAL MART STORES INC COM	500.000	57.55	28775.00	500.000	57.55	28775.00	0.00	0.00	0.00		0.00	0.00	0.00
939322103	WASHINGTON MUTUAL INC	150.000	32.70	4905.00	150.000	32.70	4905.00	0.00	0.00	0.00		0.00	0.00	0.00
943526103	WAVE SYSTEMS CORP	1270.000	2.24	2844.80	1270.000	2.24	2844.80	0.00	0.00	0.00		0.00	0.00	0.00
949045108	WEITZ VALUE PORTFOLIO	862.531	34.29	29576.18	862.531	34.29	29576.19	0.00	0.00	-0.01	Rounding Error	0.00	(0.01)	0.00
95709H304	WESTAMERICA CORP	300000.000	0.00	0.00	300000.000	0.00	9507.81	0.00	0.00	-9507.81	Zero Priced Securities	(9,507.81)	0.00	0.00
969455104	WILLIAMS COMMUNICATIONS GRP	4600.000	2.35	10810.00	4600.000	2.35	10810.00	0.00	0.00	0.00		0.00	0.00	0.00
98157D106	WORLDCOM INC GA NEW WORLDCOM GROUP C	750.000	14.0[illegible]	10560.00	750.000	14.08	10560.00	0.00	0.00	0.00		0.00	0.00	0.00
98157D304	WORLDCOM INC GA (MCI GROUP)	30.168	12.[illegible]	383.13	30.168	12.70	383.13	0.00	0.00	0.00		0.00	0.00	0.00
981609209	WORLDWIDE XCEED GROUP INC	20.000	0.03	0.60	20.000	0.03	0.60	0.00	0.00	0.00		0.00	0.00	0.00
982526105	WRIGLEY WM JR CO COM	30.000	51.37	1541.10	30.000	51.37	1541.10	0.00	0.00	0.00		0.00	0.00	0.00
98371P109	THE X-CHANGE CORPCOM	2500.000	0.20	500.00	2500.000	0.20	500.00	0.00	0.00	0.00		0.00	0.00	0.00
983764101	XO COMMUNICATIONS INC	12536.000	0.08	1002.88	12536.000	0.08	1002.88	0.00	0.00	0.00		0.00	0.00	0.00
983919101	XILINX INC COM	100.000	39.05	3905.00	100.000	39.05	3905.00	0.00	0.00	0.00		0.00	0.00	0.00
984121103	XEROX CORP COM	1250.000	10.42	13025.00	1250.000	10.42	13025.00	0.00	0.00	0.00		0.00	0.00	0.00

WATERS EMPLOYEE INVESTMENT PLAN

December 31, 2001 Self Directed Brokerage Accounts

CUSIP	Name	FBSI Shares	FBSI Price	FBSI Mkt Value	M&I Shares	M&I Price	M&I Mkt Value	Shares Difference	Price Diff	MV Diff	Explanation	Zero Priced Securities	Rounding Errors	Share Difference
984332106	YAHOO INCCOM	34.000	17.74	603.18	34.000	17.74	603.18	0.00	0.00	0.00		0.00	0.00	0.00
98956P102	ZIMMER HLDGS INCCOM	19.000	30.54	580.26	19.000	30.54	580.26	0.00	0.00	0.00		0.00	0.00	0.00
98975W104	ZOLTEK COS INCCOM	400.000	2.37	948.00	400.000	2.37	948.00	0.00	0.00	0.00		0.00	0.00	0.00
B5336Q104	KEYWARE TECHNOLOGIES SASHS	700.000	0.58	406.00	700.000	0.58	406.00	0.00	0.00	0.00		0.00	0.00	0.00
G0070K103	ACE LTD ORD	1200.000	40.15	48180.00	1200.000	40.15	48180.00	0.00	0.00	0.00		0.00	0.00	0.00
G2108N109	CHINA COM CORPORATION	2000.000	3.00	6000.00	2000.000	3.00	6000.00	0.00	0.00	0.00		0.00	0.00	0.00
G3921A100	GLOBAL CROSSING LTD	6370.000	0.84	5350.80	6370.000	0.84	5350.80	0.00	0.00	0.00		0.00	0.00	0.00
G3921A126	GLOBAL CROSSING LTD 6.375% PFD CONV	1000.000	1.88	1875.00	1000.000	1.88	1875.00	0.00	0.00	0.00		0.00	0.00	0.00
G3930E101	GLOBALSANTAFE CORP	190.000	28.52	5418.80	190.000	28.52	5418.80	0.00	0.00	0.00		0.00	0.00	0.00
G49398103	IRIDIUM WORLD COMM LTD	100.000	0.32	32.00	100.000	0.32	32.00	0.00	0.00	0.00		0.00	0.00	0.00
G56462107	LORAL SPACE & COMMNICTNSLTD	1400.000	2.99	4186.00	1400.000	2.99	4186.00	0.00	0.00	0.00		0.00	0.00	0.00
G5876H105	MARVELL TECHNOLOGY GROUP	37.000	35.82	1325.34	37.000	35.82	1325.34	0.00	0.00	0.00		0.00	0.00	0.00
G65773106	NORDIC AMERN TANKER SHIPPING	300.000	13.85	4155.00	300.000	13.85	4155.00	0.00	0.00	0.00		0.00	0.00	0.00
M22465104	CHECK PT SOFTWARE TECH LTD	50.000	39.89	1994.50	50.000	39.89	1994.50	0.00	0.00	0.00		0.00	0.00	0.00
M51474100	GILAT SATELLITE NETWORKS LTD	1000.000	5.48	5480.00	1000.000	5.48	5480.00	0.00	0.00	0.00		0.00	0.00	0.00
N43837108	ICTS INTL N VORD	300.000	7.02	2106.00	300.000	7.02	2106.00	0.00	0.00	0.00		0.00	0.00	0.00
	NON INTEREST BEARING CASH						-20.02	0.00	0.00					
[illegible]	[illegible]	[illegible]		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	0.0000

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-60054) of Waters Corporation of our report dated June 24, 2002 relating to the financial statements and supplemental schedule of the Waters Employee Investment Plan as of and for the year ended December 31, 2001 included with this Form 11-K.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 24, 2002